

08000314

January 18, 2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

SUPPL

Re: SEC File No. 082-34930
Mori Seiki Co., Ltd. (the "Company")
Rule 12g3-2(b) Exemption: Document

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Attached hereto as Exhibit A is an English translation of a Japanese language document, as required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the document enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai or Junko Urabe of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Mori Seiki Co., Ltd.

By T. Hirate

Name: Toshihiko Hirate
Title: Manager of the Accounting Department

(Enclosures)
cc: Izumi Akai, Esq.
Junko Urabe, Esq.
(Sullivan & Cromwell LLP)

TOKYO:35790.2

dlw 1/22

Exhibit A

Information Made Publice by the Comapany

1. Summary of Consolidated Financial and Business Results for the Interim Fiscal Year 2007 (to March 31, 2008), dated November 5, 2007 and filed with the Tokyo Stock Exchange, Inc. and Osaka Securities Exchange Co., Ltd.

(Attachment: Summary of Consolidated Financial and Business Results for the Interim Fiscal Year 2007 (to March 31, 2008))

Summary of Consolidated Financial and Business Results for the Interim Fiscal Year 2007 (to March 31, 2008)

November 5, 2007

Company Name Mori Seiki Co., Ltd. Listing Stock Exchange Tokyo and Osaka
Listing Code 6141 URL http://www.moriseiki.co.jp
Representative (Title) President (Name) Masahiko Mori
Contact (Title) Director Accounting / Finance HQ Executive Officer (Name) Morikuni Uchigasaki TEL (052)587-1811
Expected date of filing the interim consolidated financial statements December 21, 2007
Expected start date of interim dividend payment December 10, 2007

Note: All amounts less than one million are disregarded.

1. Consolidated business results for interim fiscal year 2007 (April 1, 2007 to March 31, 2008)

(1) Consolidated business results (Percent change shows the change from the previous interim fiscal period.)

	Net sales		Operating income		Ordinary income		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Interim Fiscal Year 2007	96,864	23.5	14,052	40.1	13,012	29.6	7,232	57.7
Interim Fiscal Year 2006	78,431	18.8	10,029	79.8	10,037	89.1	4,585	1.1
Fiscal Year 2006	172,262	—	25,043	—	24,718	—	16,194	—

	Net income per share	Diluted net income per share
	yen	yen
Interim Fiscal Year 2007	74. 62	72. 41
Interim Fiscal Year 2006	50. 07	47. 51
Fiscal Year 2006	174. 78	166. 12

Note: Equity-method earnings Interim Fiscal Year 2007 33 million yen Interim Fiscal Year 2006 19 million yen
Fiscal Year 2006 45 million yen

(2) Consolidated financial position

	Total assets	Net assets	Shareholders' equity ratio	Shareholders' equity per share
	million yen	million yen	%	yen
Interim Fiscal Year 2007	177,323	134,474	75.4	1,372. 26
Interim Fiscal Year 2006	153,306	116,670	75.8	1,254. 17
Fiscal Year 2007	169,034	131,038	77.2	1,358. 82

Note: Total Shareholders' equity Interim Fiscal Year 2007 133,715 million yen Interim Fiscal Year 2006 116,171 million yen
Fiscal Year 2006 130,490 million yen

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Balance of cash and cash equivalents at the end of the term
	million yen	million yen	million yen	million yen
Interim Fiscal Year 2007	4,216	Δ6,170	Δ3,119	25,570
Interim Fiscal Year 2006	11,724	538	Δ12,992	30,757
Fiscal Year 2006	23,495	Δ8,082	Δ16,989	29,959

2. Dividend

	Dividend per share		
	Interim	Final	Full year
	yen	yen	yen
Fiscal Year 2006	20. 00	24. 00	44. 00
Fiscal Year 2007	25. 00		50. 00
Fiscal Year 2007 (Estimated)		25. 00	

3. Consolidated earnings forecast for Fiscal Year 2007 (April 1, 2007 to March 31, 2008)

(Percent change shows the change from the full year.)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	million yen	%	million yen	%	million yen	%	million yen	%	yen
Full Year	197,000	14.4	29,000	15.6	28,000	13.3	16,000	Δ1.2	166. 61

4. Other

(1) Change of significant subsidiaries during the financial term (increasing/deletion in the scope of consolidation) Yes 

(2) Change of important accounting policies, procedures, and ways of display (description as the change of basis for preparing consolidated financial statements)

① Changes along the revision of accounting standard etc  None

② Changes other than the above ① Yes (None)

Note: Please refer to page No.23 on "(2) "The way of amortization on important assets" in "Notes related to the preparation of the consolidated financial statements" for further details.

(3) Number of shares outstanding (Common Stocks)

① Number of shares outstanding at the end of the financial term (including treasury stocks)

Interim Fiscal year 2007 101,354,612 shares Interim Fiscal year 2006 98,366,350 shares

Fiscal year 2006 100,366,274 shares

② Treasury stocks at the end of the financial term

Interim Fiscal year 2007 3,912,519 shares Interim Fiscal year 2006 3,738,306 shares

Fiscal year 2006 4,333,935 shares

Note: Please refer to page No.43 on "Per share information" regarding number of shares which is used to calculate net income per share.

(Reference) Non-consolidated Financial results

1. Non-Consolidated business results for interim fiscal year 2007 (April 1, 2007 to March 31, 2008)

(1) Non-Consolidated business results (Percent change shows the change from the previous interim fiscal period.)

	Net sales		Operating income		Ordinary income		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Interim Fiscal Year 2007	83,095	25.1	13,116	46.5	12,011	34.7	6,955	62.0
Interim Fiscal Year 2006	66,415	14.1	8,951	92.9	8,919	99.3	4,293	△5.8
Fiscal Year 2006	144,824	—	21,605	—	21,174	—	14,203	—

	Net income per share
	yen
Interim Fiscal Year 2007	71. 93
Interim Fiscal Year 2006	46. 87
Fiscal Year 2006	153. 26

(2) Non-consolidated financial position

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	million yen	million yen	%	Yen
Interim Fiscal Year 2007	156,616	124,125	79.2	1,272. 32
Interim Fiscal Year 2006	138,131	108,874	78.8	1,175. 12
Fiscal Year 2006	151,051	120,972	80.1	1,259. 45

(Reference)

Note: Total Shareholders' equity Interim Fiscal Year 2007 124,002 million yen Interim Fiscal Year 2006 108,874 million yen

Fiscal Year 2006 120,972 million yen

2. Non-Consolidated earnings forecast for Fiscal Year 2007 (April 1, 2007 to March 31, 2008)

(Percent change shows the change from the full year.)

	Net sales		Operating income		Ordinary income		Net income		Net income per share net income
	million yen	%	million yen	%	million yen	%	million yen	%	yen
Full Year	169,000	16.7	25,500	18.0	24,000	13.3	14,200	Δ0.0	147. 84

※Proper use of the earnings forecasts and other notes

The above forecasts are based on information available as of the release of this report and assumptions of several uncertain factors which may affect the company's results. Actual results might be different from the above estimates due to subsequent changes in the circumstances. Please refer to the attached materials for further information of the forecasts and assumptions.

1. Management performance

(1) Analysis of management performance

In this semi-annual period, orders in the machine tool industry continued to grow, centered on overseas demand, but investment in plant and equipment in Japan decreased compared with the same period last year, so our orders also dropped slightly. However, we expect that environment and automobile related orders will gradually recover from the second half of the year.

Although there were problems in the Americas, such as sub-prime loans, the business of Ellison Technologies, a trading company in which Mori Seiki has invested, is on track. Their orders and sales are increasing in spite of the harsh economic climate, and we expect that this situation will continue.

In Europe, where the employment situation in the Euro zone and the profit in the corporate sector continue to improve, we are seeing the results of our continuous investment in human resources and Technical Centers over the last several years. Our 5-axis machines, which are ideal for the market, have been highly praised, especially in the aircraft, automobile and energy sectors, and orders have risen dramatically.

In Asia, we have been treating each project with extreme care, but as a result of the reinforcement of our Technical Centers in the past two years, our orders and sales grew dramatically. We will continue to make strenuous efforts in the future.

We will continue to maintain and expand our market share in emerging markets such as Russia, India, and Turkey, strengthening our sales force by establishing sales subsidiaries, just as we have done in Brazil.

Against this business background, our orders have increased, especially in the automobile, general industrial machinery, construction machinery, semiconductor industries, and most notably in the aircraft industry. Our results are shown in the tables below.

Consolidated (Units: million yen)

	59th Term Interim (to September 2006)	60th Term Interim (to September 2007)	Change	59th Term Full year (to March 2007)
Sales	78,431	96,884	18,452	172,262
Operating income	10,029	14,052	4,023	25,043
Ordinary income	10,037	13,012	2,975	24,716
Net income	4,585	7,232	2,646	16,194

Non-Consolidated (Units: million yen)

	59th Term Interim (to September 2006)	60th Term Interim (to September 2007)	Change	59th Term Full year (to March 2007)
Sales	66,415	83,095	16,680	144,824
Operating income	8,951	13,116	4,164	21,605
Ordinary income	8,919	12,011	3,092	21,174
Net income	4,293	6,955	2,661	14,203

(2) Analysis of financial condition

① Current term cash flow

(Units: million yen)

	59th Term Interim (to September 2006)	60th Term Interim (to September 2007)	Change	59th Term Full year (to March 2006)
Cash flow from operating activities	11,724	4,216	Δ7,508	23,495
Cash flow from investing activities	538	Δ6,170	Δ6,708	Δ8,082
Cash flow from financing activities	Δ12,992	Δ3,119	9,873	Δ16,989
Cash and cash equivalents at the end of the term	30,757	25,570	Δ5,186	29,959

(Cash flow from operating activities)

Net operating cash flow increased by 4,216 million yen (previous interim fiscal period : 11,724 million yen increase) due to the recording of the following items : 12,531 million yen in pre-tax net income, a 2,408 million yen increase in accounts receivable, a 7,167 million yen increase in inventories and a 4,325 million yen increase in income tax payments , etc.

(Cash flow from investing activities)

Net investing cash flow decreased by 6,170 million yen (previous interim fiscal period : 538 million yen increase) due to the recording of the following items : the outlays of 4,331 million yen for the purchase of tangible fixed assets, 904 million yen for the purchase of intangible fixed assets and 917 million yen for the purchase of investments in securities, etc.

(Cash flow from financing activities)

Net financing cash flow decreased by 3,119 million yen (previous interim fiscal period : 12,992 million yen decrease) due to the recording of the following items : the outlays of 2,571 million yen for the purchase of treasury stock and 2,291 million yen for dividend payments etc.

② Trends in cash flow indices

	58th Term Interim (to September 2005)	58th Term Full year (to March 2006)	59th Term Interim (to September 2006)	59th Term Full year (to March 2007)	60th Term Interim (to September 2007)
Shareholders' equity ratio (%)	67.4	71.5	75.8	77.2	75.4
Shareholders' equity ratio on market value (%)	90.5	140.0	136.2	159.4	162.1
Cash flow to interest bearing debt ratio (%)	167.3	67.3	6.4	6.4	17.8
Interest coverage ratio (times)	95.5	155.7	288.2	464.6	156.9

(Notes) Shareholders' equity ratio on market value : Market capitalization / total assets

Cash flow to interest bearing debt ratio : Interest-bearing liabilities / cash flow from operating activities

Interest coverage ratio : Cash flow from operating activities / interest payments

※These indices are calculated based on consolidated financial figures.

※Market capitalization is calculated on closing share price at end of term x outstanding shares (excluding treasury stock) at end of term.

※We used "Cash flow from operating activities" from the consolidated statements of cash flows for operating cash flow.
Interest-bearing liabilities include all liabilities on the consolidated balance sheets that incur interest.
We used "Interest payments" on the consolidated statement of cash flows for interest payments.
※Cash flow to interest bearing debt ratio for the interim period is multiplied by 2 to calculate cash flow from operating activities for the full year.

(3) Basic policy concerning distribution of profits and dividends for this term

The Mori Seiki Group recognizes the paramount importance of its obligations as a company to enhance corporate value and to extend the profits of our shareholders, who understand that machine tools are both capital assets and products which support manufacturing throughout the world.

Our principle for profit appropriation has been to make an overall judgment based on our future business plan, business results, financial condition, and so on before determining the profit allocation to shareholders and the amount to be retained for our internal reserve. The internal reserve funds will be utilized to invest in the development of pivotal new products and technologies as well as to consolidate our production equipment in order to reinforce our competitive strength in the market.

Mori Seiki's basic policy states that the distribution of earnings will be made twice a year, as interim and year-end dividends. Decisions concerning dividends are made by the Board of Directors (for the interim dividend) and by a shareholders' meeting (for the year-end dividend).

For FY 2007, the interim dividend and the year-end dividend per share are scheduled to be 25 yen each, for a full-year total of 50 yen.

(4) Business risks

Of the items contained in this material which concern Mori Seiki and the Mori Seiki Group's business condition and forecasts, the following items may have a powerful influence on the investment decisions of investors. Please note that all statements contained in this document that refer to the future are based on judgments made by the Mori Seiki Group as of the day this document was created.

① Economic conditions in key markets (Japan, the Americas, Europe, Asia, etc)

The sales percentage distribution by region for the current semi-annual consolidated accounting period was 37.9% in Japan, 21% in the Americas, 28.6% in Europe and 12.5% in the Asia/Oceania area. If demand for the products and services which the Mori Seiki Group sells and supplies declines in any of these regions due to deteriorating business trends, this may have a negative effect on the Group's business results.

② Sudden fluctuations in demand for investment in plant and equipment

With the economic expansion in Asia, the machine tool markets in all regions (Japan, the Americas, Europe and Asia) have been developing with a good balance, so it seems unlikely that there will be any sharp fluctuations in demand in the future. However, if for some reason demand for investment in plant and equipment declined in all these regions simultaneously, this could have a negative effect on the Group's results.

③ Significant changes in the exchange rate against the yen of the U.S. dollar, the Euro, etc.

The Mori Seiki Group's operations, business results and financial condition are influenced by fluctuations in exchange rates. It is possible that these fluctuations may affect the value of the Group's assets and liabilities when they are converted from foreign currencies into Japanese yen. Fluctuations in exchange rates could also affect sales and the cost of products and services which are bought or sold in foreign currencies.

In response to these problems, we are working to increase our ratio of sales in Europe and Asia and to achieve a balance between yen-denominated transactions in Japan and Asia, $US-denominated transactions in the Americas and Euro-denominated transactions in Europe. However, there is still a possibility that fluctuations in exchange rates could have a negative effect on the Group's operations, business results and financial condition.

④ Significant changes in the cost of natural resources or raw materials

The Mori Seiki Group has a policy of adjusting the prices of its products in response to increases in the cost of raw materials, but if we should be hit by a sudden, unexpected increase, this could have a negative effect on the Group's results.

⑤ Risks concerning export controls

Major changes in the laws and regulations of the many countries and regions where the Mori Seiki Group operates could affect the Group's operations, business results and financial condition.

The machine tools which constitute the Mori Seiki Group's core business are classified as strategic items, and are subject to restrictions under the framework of international export controls. If the regulations relating to strategic items are tightened as a result of changes in the international situation, this could have a negative effect on the Group's operations, business results and financial condition.

Outline of the Mori Seiki group

The group consists of Mori Seiki Co., Ltd, 32 consolidated subsidiaries, and 6 affiliated companies. The group's principal activities are the manufacture and sale of machine tools (machining centers, CNC lathes, and other finished products), and insurance agency.

The structure of the group is shown in the diagram.


Insurance agency
※ Mori Seiki Kosan, Ltd.
Domestic Manufacture
◇ Watanabe Seikosho Co., Ltd.
Development and sale of machine tool software
○ Digital Technology Laboratory Corporation
Service
Part
Service
Domestic Manufacture
○ Mori Seiki Techno, Ltd.
○ Mori Seiki High Precision Machining Laboratory, Ltd.
※ Akishino Mold Laboratory Ltd.
Products
Parts
Products
Parts
Sale and Manufacture
Mori Seiki Co., Ltd.
Products
Parts
Overseas Sale
○ Mori Seiki U.S.A., INC.
○ Mori Seiki G.m.b.H.
○ Mori Seiki (UK) LTD.
○ Mori Seiki FRANCE S.A.S.
○ Mori Seiki ITALIANA S.R.L.
○ Mori Seiki ESPANA S.A.
○ Mori Seiki SINGAPORE PTE LTD
○ Mori Seiki (Taiwan) Co., Ltd.
○ Mori Seiki BRASIL LTDA.
○ Mori Seiki HONG KONG LTD.
○ Mori Seiki MEXICO, S.A. DE C.V.
○ Mori Seiki (THAILAND) CO., LTD.
○ Mori Seiki (Shanghai) Co., Ltd.
○ Mori Seiki KOREA CO., LTD.
○ PT. Mori Seiki INDONESIA
○ Mori Seiki AUSTRALIA PTY LIMITED
○ MS SYFRAMO S.A.S.
※ Mori Seiki TECHNO G.m.b.H.
○ Mori Seiki INDIA PRIVATE LIMITED
◇ Mori Seiki MOSCOW LLC
※ Mori Seiki MANUFACTURING (THAILAND) CO., LTD.
※ Mori Seiki Istanbul Makina San. Ve Tic. Ltd. Sti.
Overseas Sale and Manufacture
○ Mori Seiki INTERNATIONAL SA
Products
Parts
Part
Products
Domestic Sale
○ Mori Seiki Trading, Ltd.
Products
Domestic Sale and Manufacture
○ Taiyo Koki Co., Ltd.
Products
Products
Parts
Products
Parts
Products
Parts
Customers
○: Consolidated subsidiaries
※: Non-consolidated subsidiaries
◇: Equity-method affiliates

The business activities of the group's consolidated subsidiaries, non-consolidated subsidiaries, and affiliated companies is shown below.

Consolidated subsidiaries

Sale of machine tools (machining centers, CNC lathes, and other finished products)

Mori Seiki U.S.A., INC., Mori Seiki G.m.b.H., Mori Seiki (UK) LTD., Mori Seiki FRANCE S.A.S.,Mori Seiki ITALIANA S.R.L., Mori Seiki ESPANA S.A., Mori Seiki SINGAPORE PTE LTD, Mori Seiki (Taiwan) Co., Ltd., Mori Seiki BRASIL LTDA., Mori Seiki HONG KONG LTD., Mori Seiki MEXICO, S.A. DE C.V., Mori Seiki (THAILAND) CO., LTD., Mori Seiki (Shanghai) Co., Ltd., Mori Seiki KOREA CO., LTD., PT. Mori Seiki INDONESIA, Mori Seiki AUSTRALIA PTY LIMITED, Mori Seiki Trading, Ltd., MS SYFRAMO S.A.S., Mori Seiki INDIA PRIVATE LIMITED

Development and sale of machine tool software

Digital Technology Laboratory Corporation

Manufacture and sale of grinders and other finished products

Taiyo Koki Co., Ltd.

Overhaul of used machine tools

Mori Seiki Techno, Ltd.

Manufacture and sale of auto parts, metal mold components, and machine tools components

Mori Seiki High Precision Machining Laboratory, Ltd.

Sales of machining centers, Jig borer, and other finished products

Mori Seiki INTERNATIONAL SA

Non-consolidated subsidiaries

Sale of machine tools (machining centers, CNC lathes, and other finished products)

Mori Seiki TECHNO G.m.b.H., Mori Seiki MANUFACTURING (THAILAND) CO., LTD., Mori Seiki Istanbul Makina San. Ve Tic. Ltd. Sti.

Design, manufacture and sale of machine tool peripherals

Akishino Mold Laboratory Ltd.

Insurance agency

Mori Seiki Kosan, Ltd.

Other 3 non-consolidated subsidiaries

Equity-method affiliates

Manufacture and sale of cast products, processed machine tools, and other finished products

Watanabe Seikosho Co., Ltd.

Sale of machine tools (machining centers, CNC lathes, and other finished products)

Mori Seiki MOSCOW LLC

Non-equity method affiliates

ITOCHU Plamac Co., Ltd., other 3 non-equity method affiliates

3. Management policies

(1) Company's basic management policy

As a machine tool maker, our Group has made "supply of innovative, accurate and trouble-free machines at competitive prices" the mainstay of its management policy, and looks forward to "Global One" status in the fields of CNC lathes, machining centers, multi-axis machines and grinding machines.

Our basic policy is to continuously strive to increase the productivity and efficiency of our customers all over the world, through the development of the latest and best technology, accurate and detailed manufacturing techniques and swift, precise sales and service.

(2) Management targets

In order to build a robust corporate structure, to be able to respond quickly to shifts in market trends and the business environment within the rapidly changing machine tool industry, and to achieve the Global One position within that industry, we believe that the most important issue for the Mori Seiki Group is increasing our profitability.

The Mori Seiki Group will continue our untiring efforts, aiming for a ratio of consolidated sales in relation to consolidated operating profit of more than 10%, in order to increase our corporate value and the profits of our shareholders.

(3) Company's medium to long-term management strategies

The Mori Seiki Group is promoting our medium-term management plan, the Mori-568PLAN, for the three-year period from FY 2005 to FY 2007. The Mori-568PLAN has as its basic policy "to make the 10 best companies in each industry our major customers, and to become Global One in the machine tool industry," and commits us to the following three business targets.

① Mori-5: Attain a 5% share of the world market

The machine tool market is estimated to be worth 3.5 trillion yen worldwide, and our goal is to acquire a 5% share of that market. In order to do this, we have formed sales teams dedicated to individual industries and individual customers, and are cultivating new customers. We are also seriously addressing the demand from our existing customers for replacement machines.

And we are looking to boost our sales activities in India, Russia, Central Europe (the Czech Republic, Hungary, Poland, Slovenia, etc.) and Mexico.

During the current semi-annual period, we have achieved consolidated sales of 96.884 billion yen, which is a 5.5% share.

② Mori-6: Achieve a consolidated cost of sales ratio of 60%

This has as its target achieving a consolidated cost of sales ratio of 60%. In order to do this, we are conducting strict cost control at the design stage, and promoting the in-house manufacture of parts and the use of more shared parts to reduce material costs. In addition, by raising the machine operating rate and shortening working

hours, we are aiming to increase productivity by 50% per person.

During the current semi-annual period, we have achieved a consolidated cost of sales ratio of 57.3%.

③ Mori-8: Establish a system that produces a minimum of 800 machines per month.

In order to satisfy our customers' requirements quickly, we are working to build a system with monthly production of 800 units. By training our employees in cell production techniques, strengthening our cooperation with our business partners, raising our procurement capability and reducing lead time, we are developing a system which can respond quickly to changes in demand.

During the current semi-annual period, we have achieved an average monthly production of 673 units.

Also, our subsidiary company, Akishino Mold Laboratory, started operations at the end of May 2007, offering complete back-up for our customers in the die and mold industry as their best partner for die and mold machining. While conducting research into ways of improving the performance of our machine tools, they will gather and provide information which will be useful for our customers, such as design techniques, machining techniques and peripheral technology. Akishino Mold will function not only as a research facility for die and mold machining, but also as a support center to help solve customers' problems, a supplier to support customer's production through consignment manufacturing of dies and molds, and as a practical showroom equipped with all the latest equipment, from machine tools to CAD/CAM, tools and peripheral equipment.

As investment in plant and equipment, we have expanded our Iga Campus in Iga City in Mie Prefecture, strengthened our production capacity by enlarging the Assembly and Machining Plants, and developed a system which allows us to deliver our products to our customers even more quickly than before.

(4) New models

At EMO 2007, Europe's largest trade fair, we released several new models, including the NMV8000 DCG, the NMH10000 DCG and the DuraTurn2550MC. The Dura Series, which was released last year, has reached orders for 1,500 units. The NMV Series, with the world's best speed and highest precision, has established a good reputation as a simultaneous 5-axis machine in a wide range of industries, including aircraft and automobiles, and we have received orders for 160 units. We have gradually extended our MAPPS III operating system, which is equipped with simulation technology for collision-free machining. And more than 8,200 machines in Japan are connected to the MORI-NET remote monitoring system, which improves service effectiveness and reduces down time by using the Internet.

(5) Challenges facing the company

The final year of the Mori-568PLAN is progressing satisfactorily, but part of the reason for that is the favorable order environment and the advantage of the weak yen. In future, we are planning to draw up and implement next medium-term management plan and to do everything in our power to strengthen our corporate structure, so that we will still be able to achieve our sales targets even if there is a bad order environment or a high yen exchange rate.

We recognize that problems with product quality represent our greatest risk of disappointing our customers and

hurting our business, so we will continue to make every effort to further improve our quality at each stage, from development and manufacturing to sales and service.

From FY 2008 the assessment of listed companies' internal control systems for financial reporting will be mandatory, and we have been constructing our internal control systems in response to Japan's equivalent of the Sarbanes-Oxley Act, reflecting the importance which we place on the reliability of financial reporting.

From the point of view of security trade management, we have established internal regulations (Compliance Program) to ensure compliance with the export control laws and regulations designed to prevent the proliferation of weapons of mass destruction and the excess stockpiling of conventional weapons, and we will continue to enforce them strictly as a matter of great importance.

This year we have hired about 200 excellent new employees from graduate schools, universities, technical colleges, junior colleges and high schools throughout Japan, and about 100 more through general recruiting, so we have absolutely no concerns about securing sufficient human resources. In the future we will continue to do our best to acquire first-rate staff.

4. Consolidated interim financial statement

(1) Consolidated balance sheets

Account	Note No.	Previous interim consolidated fiscal year (September 30 ,2006) Amount(million yen)	Percentage of total (%)	Current interim consolidated fiscal year (September 30 ,2007) Amount(million yen)	Percentage of total (%)	Previous full consolidatedfiscal year (March 31 ,2007) Amount(million yen)	Percentage of total (%)
(Assets)							
I Current Assets							
1 Cash and deposit		30,757		25,570		29,959	
2 Notes and accounts receivable	※3	28,006		35,673		32,916	
3 Inventories		27,116		36,907		29,904	
4 Deferred tax asset		255		2,377		1,881	
5 Consumption tax receivable		261		636		610	
6 Other		2,790		3,549		2,704	
7 Allowance for doubhtful receivables		△362		△196		△281	
Total current assets		88,824	57.9	104,519	58.9	97,694	57.8
II Fixed assets							
1 Property ,plant and equipment	※1						
(1) Buildings and structures		22,859		24,510		23,067	
(2) Machinery ,equipment and Vehicles		6,452		7,959		7,004	
(3) Land		15,364		14,696		15,533	
(4) Construction in progress		638		1,115		82	
(5) Other		3,382		4,041		3,721	
Total property ,plant and equipment		48,698	31.8	52,523	29.6	49,409	29.2
2 Intangible fixed assets		2,699	1.8	4,362	2.5	4,092	2.4
3 Investments and other assets							
(1) Investment in securities		12,321		13,584		15,709	
(2) Long-term prepaid expenses		130		403		159	
(3) Deferred tax asset		9		1,017		165	
(4) Other		622		911		1,804	
(5) Allowance for doubtful receivables		—		—		△1	
Total investments and other assets		13,083	8.5	15,916	9.0	17,837	10.6
Total fixed assets		64,481	42.1	72,804	41.1	71,340	42.2
Total assets		153,306	100.0	177,323	100.0	169,034	100.0

Account	Note No.	Previous interim consolidated fiscal year (September 30 ,2006) Amount(million yen)	Percentage of total (%)	Current interim consolidated fiscal year (September 30 ,2007) Amount(million yen)	Percentage of total (%)	Previous full consolidated fiscal year (March 31 ,2007) Amount(million yen)	Percentage of total (%)
(Liabilities)							
I Current liabilities							
1 Accounts payable		10,265		12,973		11,612	
2 Short-term loans		1,500		1,500		1,500	
3 Other accounts payable		4,842		7,573		6,786	
4 Accrued expenses		420		522		476	
5 Accrued income taxes		982		6,576		4,982	
6 Accrued consumption tax		38		35		48	
7 Deferred tax liability		87		141		164	
8 Provision for product warranties		677		1,116		810	
9 Allowance for bonuse to officers		—		100		158	
10 Other		3,942		7,113		4,565	
Total current liabilities		22,755	14.8	37,653	21.2	31,104	18.4
II Long-term liabilities							
1 Bonds with warrant attached		9,331		2,583		3,920	
2 Deferred tax liability		2,485		508		844	
3 Deferred tax liability on reserve for land revaluation		1,699		1,699		1,699	
4 Other		364		404		430	
Total long-term liabilities		13,880	9.1	5,195	3.0	6,894	4.1
Total liabilities		36,635	23.9	42,849	24.2	37,998	22.5
(Net worth)							
I Shareholders' equity							
1 Common stock		29,286		32,698		32,022	
2 Capital surplus		42,620		45,969		45,328	
3 Retained earnings		44,229		58,720		53,985	
4 Treasury stock		Δ3,244		Δ6,163		Δ5,368	
Total shareholders' equity		112,891	73.7	131,225	74.0	125,968	74.5
II adjustment gains and losses							
1 Net unrealized holding gain on securities		3,177		3,329		4,559	
2 Deferred hedge profits		Δ688		Δ2,254		Δ1,341	
3 Reserve for land revaluation		1,545		1,545		1,545	
4 Translation adjustments		Δ754		Δ130		Δ240	
Total adjustment gains and losses		3,279	2.1	2,489	1.4	4,522	2.7
III Warrant		—	—	123	0.1	—	—
IV Minority interests		498	0.3	635	0.3	545	0.3
Total net worth		116,670	76.1	134,474	75.8	131,036	77.5
Total liabilities ,net worth		153,306	100.0	177,323	100.0	169,034	100.0

(2) Consolidated statement of income

		Previous interim consolidated fiscal year (April 1, 2006 to September 30, 2006)			Current interim consolidated fiscal year (April 1, 2007 to September 30, 2007)			Previous full consolidated fiscal year (April 1, 2006 to March 31, 2007)		
Account	Note	Amount (million yen)		% of total (%)	Amount (million yen)		% of total (%)	Amount (million yen)		% of total (%)
I Net sales			78,431	100.0		96,884	100.0		172,262	100.0
II Cost of sales			47,895	61.1		55,471	57.3		102,312	59.4
Gross profit			30,536	38.9		41,412	42.7		69,949	40.6
III Selling, general and administrative expenses	※1		20,507	26.1		27,359	28.2		44,906	26.1
Operating income			10,029	12.8		14,052	14.5		25,043	14.5
IV Non-operating income										
1 Interest income		50			84			133		
2 Dividend income		75			148			107		
3 Foreign exchange gain		43			—			—		
4 Equity method income		19			33			45		
5 Other		117	306	0.4	179	446	0.4	235	522	0.3
V Non-operating expenses										
1 Interest expense		38			21			47		
2 Foreign exchange loss		—			1,330			339		
3 Fees and commissions		118			47			218		
4 Other		141	297	0.4	87	1,486	1.5	242	848	0.5
Ordinary income			10,037	12.8		13,012	13.4		24,716	14.3
VI Extraordinary income										
1 Gain on sale of fixed assets	※2	5			47			57		
2 Gain on sales of investments and other assets		5			—			5		
3 Reversal of allowance for doubtful accounts		35	46	0.0	35	82	0.1	37	101	0.1
VII Extraordinary expenses										
1 Loss on sale of fixed assets	※3	100			220			185		
2 Loss on disposal of fixed assets	※4	83			269			155		
3 Loss on impairment	※5	4,209			—			4,209		
4 Loss on devaluation of investments in securities		—			73			201		
5 Loss on devaluation of investments and other assets		—			—			6		
6 Provision for product warranties the past fiscal year		657	5,050	6.4	—	563	0.6	657	5,415	3.1
Income before income taxes			5,032	6.4		12,531	12.9		19,403	11.3
Income taxes		607			5,834			5,308		
Income taxes - deferred		Δ230	377	0.5	Δ625	5,209	5.3	Δ2,202	3,105	1.8
Minority interests in net income			Δ69	Δ0.1		Δ89	Δ0.1		Δ102	Δ0.1
Net income			4,585	5.8		7,232	7.5		16,194	9.4

(3) Consolidated statement of shareholders' equity

Previous interim consolidated fiscal year (April 1, 2006 to September 30, 2006)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shrareholders' equity
Balance (March 31, 2006) (million yen)	29, 285	42, 529	49, 645	Δ3, 867	117, 593
Amount of changes in the interim fiscal period					
Issue of new stock	1	1			2
Dividends of retained earnings			Δ3, 677		Δ3, 677
Bonuses to directors and statutory auditors			Δ142		Δ142
Net income in the interim fiscal period			4, 585		4, 585
Purchase of treasury stock				Δ4	Δ4
Disposal of treasury stock		89		626	716
Reversal of reserve for land revaluation			Δ6, 181		Δ6, 181
Total amount of changes in the interim fiscal period (million yen)	1	90	Δ5, 415	622	Δ4, 701
Balance (September 30, 2006) (million yen)	29, 286	42, 620	44, 229	Δ3, 244	112, 891

	Adjustment gains and losses					Minority interests	Total net worth
	Net unrealized holding gains on securities	Deferred hedge profits	Reserve for land revaluation	Translation adjustments	Total adjustment gains and losses		
Balance (March 31, 2006) (million yen)	4, 576	—	Δ4, 636	Δ1, 186	Δ1, 246	425	116, 772
Amount of changes in the interim fiscal period							
Issue of new stock							2
Dividends of retained earnings							Δ3, 677
Bonuses to directors and statutory auditors							Δ142
Net income in the interim fiscal period							4, 585
Purchase of treasury stock							Δ4
Disposal of treasury stock							716
Reversal of reserve for land Revaluation							Δ6, 181
Net amount of changes in the interim fiscal period other than shareholders' equity	Δ1, 398	Δ688	6, 181	431	4, 525	73	4, 599
Total amount of changes in the interim fiscal period (million yen)	Δ1, 398	Δ688	6, 181	431	4, 525	73	Δ102
Balance (September 30, 2006) (million yen)	3, 177	Δ688	1, 545	Δ754	3, 279	498	116, 670

Current interim consolidated fiscal year (April 1, 2007 to September 30, 2007)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance (March 31, 2007) (million yen)	32, 022	45, 328	53, 985	Δ5, 368	125, 968
Amount of changes in the interim fiscal Period					
Issue of new stock	676	674			1, 350
Dividends of retained earnings			Δ2, 305		Δ2, 305
Net income in the interim fiscal period			7, 232		7, 232
Purchase of treasury stock				Δ2, 572	Δ2, 572
Disposal of treasury stock		Δ33		1, 777	1, 744
Decrease of retained earnings with new consolidation			Δ143		Δ143
Decrease of retained earnings with excepting for consolidation			Δ48		Δ48
Total amount of changes in the interim fiscal period (million yen)	676	640	4, 734	Δ794	5, 257
Balance (September 30, 2007) (million yen)	32, 698	45, 969	58, 720	Δ6, 163	131, 225

	Adjustment gains and losses					Warrant	Minority interests	Total net worth
	Net unrealized holding gains on securities	Deferred hedge profits	Reserve for land revaluation	Translation adjustments	Total adjustment gains and losses			
Balance (March 31, 2007) (million yen)	4, 559	Δ1, 341	1, 545	Δ240	4, 522	—	545	131, 036
Amount of changes in the interim fiscal Period								
Issue of new stock								1, 350
Dividends of retained earnings								Δ2, 305
Net income in the interim fiscal period								7, 232
Purchase of Treasury stock								Δ2, 572
Disposal of Treasury stock								1, 744
Decrease of retained earnings with new consolidation								Δ143
Decrease of retained earnings with excepting for consolidation								Δ48
Net amount of changes in the interim fiscal period other than shareholders' equity	Δ1, 230	Δ912		110	Δ2, 032	123	90	Δ1, 819
Total amount of changes in the interim fiscal period (million yen)	Δ1, 230	Δ912	—	110	Δ2, 032	123	90	3, 438
Balance (September 30, 2007) (million yen)	3, 329	Δ2, 254	1, 545	Δ130	2, 489	123	635	134, 474

Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance (March 31, 2006) (million yen)	29,285	42,529	49,645	Δ3,867	117,593
Amount of changes in the interim fiscal period					
Issue of new stock	2,736	2,730			5,466
Dividends of retained earnings			Δ3,677		Δ3,677
Dividends of retained earnings (Interim dividends)			Δ1,852		Δ1,852
Bonuses to directors and statutory auditors			Δ142		Δ142
Net income			16,194		16,194
Purchase of treasury stock				Δ2,564	Δ2,564
Disposal of treasury stock		69		1,062	1,132
Reversal of reserve for land revaluation			Δ6,181		Δ6,181
Net amount of changes in the fiscal year other than shareholders' equity					—
Total amount of changes in the fiscal year (million yen)	2,736	2,799	4,340	Δ1,501	8,375
Balance (March 31, 2007) (million yen)	32,022	45,328	53,985	Δ5,368	125,968

	Adjustment gains and losses					Minority interests	Total net worth
	Net unrealized holding gains on securities	Deferred hedge profits	Reserve for land revaluation	Translation adjustments	Total adjustment gaines and losses		
Balance (March 31, 2006) (million yen)	4,576	—	Δ4,636	Δ1,186	Δ1,246	425	116,772
Amount of changes in the fiscal period							
Issue of new stock							5,466
Dividends of retained earnings							Δ3,677
Dividends of retained earnings (Interim dividends)							Δ1,852
Bonuses to directors and statutory auditors							Δ142
Net income							16,194
Purchase of treasury stock							Δ2,564
Disposal of treasury stock							1,132
Reversal of reserve for land revaluation							Δ6,181
Net amount of changes in the fiscal year other than shareholders' equity	Δ16	Δ1,341	6,181	945	5,768	120	5,888
Total amount of changes in the fiscal year (million yen)	Δ16	Δ1,341	6,181	945	5,768	120	14,263
Balance (March 31, 2007) (million yen)	4,559	Δ1,341	1,545	Δ240	4,522	545	131,036

(4) Consolidated statement of cash flows

	Note	Previous interim consolidated fiscal year (April 1, 2006 to September 30, 2006)	Current interim consolidated fiscal year (April 1, 2007 to September 30, 2007)	Previous full consolidated fiscal year (April 1, 2006 to March 31, 2007)
		Amount (million yen)	Amount (million yen)	Amount (million yen)
I Cash flow from operating activities				
1 Income before income taxes and minority interests		5,032	12,531	19,403
2 Depreciation and amortization		2,266	2,944	4,982
3 Loss on impairment of fixed assets		4,209	—	4,209
4 Loss on disposal of fixed assets		83	269	155
5 Loss on sale of fixed assets		100	220	185
6 Gain on sale of fixed assets		Δ5	Δ47	Δ57
7 Loss on devaluation of investments in securities		—	73	201
8 Profit on sale of investments in other		Δ5	—	Δ5
9 Loss on devaluation of investments in assets		—	—	6
10 Increase in allowance for bonuse to officers		—	100	158
11 Bond redemption expense		0	13	54
12 Amortization amount of goodwill		270	408	703
13 Equity method income		Δ19	Δ33	Δ45
14 Increase in allowance for doubtful receivables		79	Δ94	Δ8
15 Increase in provision for product Warranties		677	284	810
16 Interest and dividend income		Δ125	Δ233	Δ240
17 Interest expense		38	21	47
18 Foreign exchange gain		Δ351	Δ358	Δ845
19 Increase in trade receivable		2,507	Δ2,408	Δ1,789
20 Increase in inventories		Δ2,704	Δ7,167	Δ5,881
21 Increase in accounts payable		509	1,073	1,812
22 Bonuses to directors and statutory auditors		Δ142	Δ158	Δ142
23 Other		156	895	1,135
Sub-total		12,575	8,336	25,048
24 Interest and dividend income received		125	232	238
25 Interest paid		Δ40	Δ26	Δ50
26 Income tax paid		Δ935	Δ4,325	Δ1,741
Cash flow from operating activities		11,724	4,216	23,495

	Note	Previous interim Consolidated fiscal year (April 1, 2006 to September 30, 2006)	Current interim Consolidated fiscal year (April 1, 2007 to September 30, 2007)	Previous full Consolidated fiscal year (April 1, 2006 to March 31, 2007)
		Amount (million yen)	Amount (million yen)	Amount (million yen)
II Cash flow from investing activities				
1 Purchase of investments in securities		Δ745	Δ917	Δ1,535
2 Purchase of investments in affiliated companies		–	Δ441	Δ1,845
3 Increase in investment for affiliated companies		–	–	Δ57
4 Proceed from liquidation of an affiliated company		11	–	11
5 Proceeds from sale of property, plant and equipment		4,671	823	4,855
6 Purchase of property, plant and equipment		Δ3,111	Δ4,331	Δ5,936
7 Purchase of intangible fixed assets		Δ316	Δ904	Δ2,449
8 Lending short-term loans		–	Δ81	–
9 Lending long-term loans		–	–	Δ969
10 Other		29	Δ317	Δ153
Cash flow from investing activities		538	Δ6,170	Δ8,082
III Cash flow from financing activities				
1 Increase (decrease) in short-term bank loans		180	–	180
2 Satisfaction of long-term borrowings		Δ10,208	–	Δ10,208
3 Proceeds from disposal of treasury stock		716	1,744	1,132
4 Purchase of treasury stock		Δ4	Δ2,571	Δ2,563
5 Cash dividend		Δ3,677	Δ2,291	Δ5,530
Cash flow from financing activities		Δ12,992	Δ3,119	Δ16,989
IV Translation difference on cash and cash equivalents		Δ96	73	Δ46
V Decrease in cash and cash equivalents		Δ825	Δ4,999	Δ1,623
VI Cash and cash equivalents at beginning of the year		31,582	29,959	31,582
VII Increase in cash and cash equivalents with new consolidation		–	613	–
VIII Decrease in cash and cash equivalents with excepting for consolidation		–	Δ2	–
IX Cash and cash equivalents at end of the interim period (the year)		30,757	25,570	29,959

(5) Notes related to the preparation of the interim consolidated financial statements

Previous interim consolidated fiscal year (April 1, 2006 to Sempember 30, 2006)	Current interim consolidated fiscal year (April 1, 2007 to September 30, 2007)	Previous full consolidated fiscal year (April 1, 2006 to March 31, 2007)
1 Scope of consolidated group (1) Consolidated subsidiaries 23 consolidated subsidiaries · Names of principal consolidated subsidiaries: Omitted due to inclusion in the description of the outline of Mori Seiki group above. Consolidated subsidiaries Mori Seiki DISTRIBUTOR SERVICES,INC, and Mori Seiki MID-AMERICAN SALES INC.are omitted from the consolidated accounts due to their assimilation by Mori seiki U.S.A.INC. (DISTRIBUTOR is 01/04/2006, MID-AMERICAN is 01/07/2006) (2) Non-consolidated subsidiaries Non-consolidated subsidiary names Mori Seiki TECHNO G.m.b.H. AKISHINO KANAGATA institute. Mori Seiki Leasing, Ltd. Mori Seiki Kosan, Ltd. Mori Seiki Machine Sales, Ltd. Reasons for exclusion from consolidated group All five non-consolidated subsidiaries are small in scale. Their total assets, sales, consolidated net income, and retained earnings are not significant for the consolidated financial statements.	1 Scope of consolidated group (1) Consolidated subsidiaries 24 consolidated subsidiaries Names of principal consolidated subsidiaries: Omitted due to inclusion in the description of the outline of Mori Seiki group above. Mori Seiki International SA, a non-cosolidated subsidiary in the previous consolidated fiscal year, is included as a consolidated subsidiary from the current consolidated fiscal year due to its increase of importance. Mori Seiki India Private Ltd is included as a consolidated subsidiary from the current consolidated fiscal year, following its establishment. Mori Seiki Fixture Laboratory, Ltd., a non-cosolidated subsidiary in the revious consolidated fiscal year, has been inactive as from March 31, 2007. It is omitted from the consolidated accounts since its importance is not recognized. (2) Non-consolidated subsidiaries Non-consolidated subsidiary names Mori Seiki TECHNO G.m.b.H. AKISHINO KANAGATA institute. Mori Seiki MANUFACTURING (THAILAND) CO.,Ltd. Mori Seiki Kosan, Ltd. Mori Seiki Istanbul, Ltd. And 3 others Reasons for exclusion from consolidated group All eight non-consolidated subsidiaries are small in scale. Their total assets, sales, consolidated net income, and retained earnings are not significant for the consolidated financial statements.	1 Scope of consolidated group (1) Consolidated subsidiaries 23 consolidated subsidiaries Names of principal consolidated subsidiaries: Omitted due to inclusion in the description of the outline of Mori Seiki group above. Consolidated subsidiaries Mori Seiki DISTRIBUTOR SERVICES,INC, and Mori Seiki MID-AMERICAN SALES INC.are omitted from the consolidated accounts due to their assimilation by Mori seiki U.S.A.INC. (DISTRIBUTOR is 01/04/2006, MID-AMERICAN is 01/07/2006) (2) Non-consolidated subsidiaries Non-consolidated subsidiary names Mori Seiki INTERNATIONAL, SA. Mori Seiki TECHNO G.m.b.H. AKISHINO KANAGATA institute. Mori Seiki Leasing, Ltd. Mori Seiki Kosan, Ltd. Mori Seiki Machine Sales, Ltd. Reasons for exclusion from consolidated group All six non-consolidated subsidiaries are small in scale. Their total assets, sales, consolidated net income, and retained earnings are not significant for the consolidated financial statements.
2 Associated companies (1) Associated companies to which equity method applies (one company) Watanabe Seiko's Co., Ltd. (2) Non-consolidated subsidiaries and affiliated companies not accounted by the equity method Names of consolidated subsidiaries and affiliated companies not accounted by the equity method Non-consolidated subsidiaries Mori Seiki TECHNO G.m.b.H AKISHINO KANAGATA institute Mori Seiki Leasing, Ltd. Mori Seiki Kosan, Ltd. Mori Seiki Machine Sales, Ltd. Affiliated companies ITOCHU Plamac Corporation And 3 others Reason for non-application of the equity method All non-consolidated subsidiaries and affiliates are small in scale. Their consolidated net income and retained earnings are not significant for the consolidated financial statements are not important for the overall group.	2 Associated companies (1) Associated companies to which equity method applies (two company) Watanabe Seiko's Co., Ltd. Mori Seiki MOSCOW, LLC. (2) Non-consolidated subsidiaries and affiliated companies not accounted by the equity method Names of consolidated subsidiaries and affiliated companies not accounted by the equity method Non-consolidated subsidiaries Mori Seiki TECHNO G.m.b.H. AKISHINO KANAGATA institute Mori Seiki Kosan, Ltd. Mori Seiki MANUFACTURING (THAILAND) CO.,Ltd. Mori Seiki Istanbul, Ltd. And 3 others Affiliated companies ITOCHU Plamac Corporation And 3 others Reason for non-application of the equity method Unchanged	2 Associated companies (1) Associated companies to which equity method applies (one company) Watanabe Seiko's Co., Ltd. (2) Non-consolidated subsidiaries and affiliated companies not accounted by the equity method Names of consolidated subsidiaries and affiliated companies not accounted by the equity method Non-consolidated subsidiaries MoriSeikiINTERNATIONAL,SA. Mori Seiki TECHNO G.m.b.H AKISHINO KANAGATA institute Mori Seiki Leasing, Ltd. Mori Seiki Kosan, Ltd. Mori Seiki Machine Sales, Ltd. Affiliated companies Mori Seiki MOSCOW, LLC. And 4 others. Reason for non-application of the equity method All non-consolidated subsidiaries and affiliates are small in scale. Their consolidated net income and retained earnings are not significant for the consolidated financial statements are not important for the overall group.

Previous interim consolidated fiscal year (April 1, 2006 to September 30, 2006)	Current interim consolidated fiscal year (April 1, 2007 to September 30, 2007)	Previous full consolidated fiscal year (April 1, 2006 to March 31, 2007)
3 Fiscal year end of consolidated subsidiaries Four consolidated subsidiaries have end December fiscal year –ends, and 19 have end –March year ends. Consolidated subsidiaries with end –December year-ends are reported based on pro-forma financial statements as of the interim consolidated close of accounts.	3 Fiscal year end of consolidated subsidiaries Four consolidated subsidiaries have end December fiscal year –ends, and 20 have end –March year ends. Consolidated subsidiaries with end –December year-ends are reported based on pro-forma financial statements as of the interim consolidated close of accounts.	3 Fiscal year end of consolidated subsidiaries Four consolidated subsidiaries have end December fiscal year –ends, and 19 have end –March year ends. Consolidated subsidiaries with end –December year-ends are reported based on pro-forma financial statements as of the consolidated close of accounts.
4 Summary of significant accounting policies (1) Assets ①Securities Other investments in securities Securities with determinable market value Stated at market value as of the interim period. Unrealized holding gains (losses) are stated in the shareholders Equity portion of the balance sheets. The cost of securities moving-average method. Securities without determinable market value Stated at cost using the moving average method. ②Net liabilities resulting from derivatives transactions Stated at market value ③Inventories Merchandise/Finished goods/ Work-in-process Stated principally at cost using the average method for domestic interim consolidated subsidiaries. Stated principally on the first-in, first-out method for overseas consolidated subsidiaries. Raw materials Stated at cost using the moving average method Supplies Stated at cost using the last purchase price method. (2) Depreciation ①Property, Plant and equipment Declining balance method , although the straight line method is used for overseas interim consolidated subsidiaries. Building acquired after April 1 , 1998 (excluding fittings) are stated using the straight line method. The ranges of useful lives are Buildings and structures : 7 to 50 years Machinery, equipment and vehicles : 2 to 17 years	4 Summary of significant accounting policies (1) Assets ①Securities Other investments in securities Unchanged Securities without determinable market value Stated at cost using the moving average method. ②Net liabilities resulting from derivatives transactions Unchanged ③Inventories Merchandise/Finished goods/ Work-in-process Unchanged Raw materials Unchanged Supplies Unchanged (2)Depreciation ①Property, Plant and equipment Declining balance method , although the straight line method is used for overseas interim consolidated subsidiaries. Building acquired after April 1 , 1998 (excluding fittings) are stated using the straight line method. The ranges of useful lives are Buildings and structures : 7 to 50 years Machinery, equipment and vehicles : 2 to 17 years (Changes in accounting) We have changed our depreciation procedure based on an amendment in corporation tax law (partial amendment in income tax law No.6 dated March 30,2007and partial amendment in income tax law enforcement order No.83 dated March 30 2007) for the tangible assets acquired on and after April 1,2007. The impact of the change is to reduce consolidated gross profit by 56 million yen, and operating income,	4 Summary of significant accounting policies (1) Assets ①Securities Other investments in securities Securities with determinable market value Stated at market value as of the last day of the period. Unrealized holding gains (losses) are stated in the shareholders Equity portion of the balance sheets. The cost of securities moving-average method. Securities without determinable market value Stated at cost using the moving average method. ②Net liabilities resulting from derivatives transactions Unchanged ③Inventories Merchandise/Finished goods/ Work-in-process Stated principally at cost using the average method for domestic consolidated subsidiaries. Stated principally on the first-in, first-out method for overseas consolidated subsidiaries. Raw materials Unchanged Supplies Unchanged (2)Depreciation ①Property, Plant and equipment Declining balance method , although the straight line method is used for overseas interim consolidated subsidiaries. Building acquired after April 1 , 1998 (excluding fittings) are stated using the straight line method. The ranges of useful lives are Buildings and structures : 7 to 50 years Machinery, equipment and vehicles : 2 to 17 years

	ordinary income, and net income before taxes by 62 million yen. The impact on individual segments is noted as relevant. (Additional information) As for tangible assets acquired on and before March 31, 2007 are equally depreciated over 5 years from the year after tangible assets are thoroughly depreciated to the limits of depreciable amount. The impact of the change is to reduce consolidated gross profit by 102 million yen, and operating income, ordinary income, and net income before taxes by 104 million yen.	
②Intangible fixed assets Straight line method However, goodwill are calculated by the straight line method over 5-10 years, software for sale is calculated by the forecast sales period (three years),and software for in-house use is calculated by the period of potential usage (five years)	②Intangible fixed assets Unchanged	②Intangible fixed assets Unchanged
(3) standard for inclusion of reserves ①Allowance for doubtful receivables The Company bases its provisioning for future bad debts on actual default ratios. Specific doubtful receivables considered to be non-recoverable are provisioned against individually.	(3) standard for inclusion of reserves ①Allowance for doubtful receivables Unchanged	(3) standard for inclusion of reserves ①Allowance for doubtful receivables Unchanged
②Provision for product warranties The company recorded provision for product warranty based on ratio of actual payment against sales in the past in preparance for its payment for a period of charge-free warranty on products.	②Provision for product warranties Unchanged	②Provision for product warranties Unchanged
	③Allowance for bonuses to officers The company recorded provision for director's bonus based on an estimated payment amount inpreparance for its payment.	③Allowance for bonuses to officers The company recorded provision for director's bonus based on an estimated payment amount inpreparance for its payment.

Previous interim consolidated fiscal year (April 1, 2006 to September 30, 2006)	Current interim consolidated fiscal year (April 1, 2007 to September 30, 2007)	Previous full consolidated fiscal year (April 1, 2006 to March 31, 2007)
(4) Conversion of foreign Currency-denominated assets and liabilities of consolidated group companies Foreign currency-denominated receivables and payables of consolidated group companies are translated into yen at the 1st half fiscal year end rates. Gain or loss resulting from such translation adjustments is created or charged to income as incurred. Foreign currency-denominated assets and liabilities of overseas consolidated subsidiaries are translated into yen at the fiscal year end rates. Revenues and costs are translated into yen at the average exchange rate during the term, and the difference is included as foreign currency statements translation adjustments in the minority interests and shareholders' equity sections of the balance sheets.	(4) Conversion of foreign Currency-denominated assets and liabilities of consolidated group companies Unchanged	(4) Conversion of foreign Currency-denominated assets and liabilities of consolidated group companies Foreign currency-denominated receivables and payables of consolidated group companies are translated into yen at the fiscal year end rates. Gain or loss resulting from such translation adjustments is created or charged to net asset as incurred. Foreign currency-denominated assets and liabilities of overseas consolidated subsidiaries are translated into yen at the fiscal year end rates. Revenues and costs are translated into yen at the average exchange rate during the term, and the difference is included as foreign currency statements translation adjustments in the minority interests and shareholders' equity sections of the balance sheets.
(5) Method of accounting for major lease transactions Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries are accounted for as normal operating leases in the case of domestic subsidiaries. Leases at overseas consolidated subsidiaries are accounted for as normal transactions.	(5) Method of accounting for major lease transactions Unchanged	(5) Method of accounting for major lease transactions Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries are accounted for as normal operating leases in the case of domestic subsidiaries. Leases at overseas consolidated subsidiaries are accounted for as normal transactions.
(6) Hedge accounting ①Hedge accounting The gain (loss) on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized. ②Items to be hedged, and methodology Hedge methodology ··· Foreign exchange hedges Items hedged ··· Foreign currency-denominated transactions ③Hedging policy In response to risk-hedging needs related to foreign exchange rates and interest rates for customers, the Company and its consolidated subsidiaries use derivative transactions for hedging risk with the aim of appropriate market risk management. ④Assessing effectiveness The effectiveness of a cash flow hedge is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.	(6) Hedge accounting ①Hedge accounting Unchanged ②Items to be hedged, and methodology Unchanged ③Hedging policy Unchanged ④Assessing effectiveness Unchanged	(6) Hedge accounting ①Hedge accounting The gain (loss) on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized. ②Items to be hedged, and methodology Hedge methodology ··· Foreign exchange hedges Items hedged ··· Foreign currency-denominated transactions ③Hedging policy In response to risk-hedging needs related to foreign exchange rates and interest rates for customers, the Company and its consolidated subsidiaries use derivative transactions for hedging risk with the aim of appropriate market risk management. ④Assessing effectiveness The effectiveness of a cash flow hedge is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.
(7) Other significant issues Consumption tax Sales are included net of consumption tax.	(7) Other significant issues Consumption tax Unchanged	(7) Other significant issues Consumption tax Sales are included net of consumption tax.
5 Definition of current assets in the consolidated Statement of Cash flows Current assets are defined as cash in hand, immediately redeemable deposits, and other deposits that can be easily converted into cash, as well as short-term investments with redemption dates within three months of the date of acquisition, and which entail only minimal risk of price change.	5 Definition of current assets in the consolidated Statement of Cash flows Unchanged	5 Definition of current assets in the consolidated Statement of Cash flows Current assets are defined as cash in hand, immediately redeemable deposits, and other deposits that can be easily converted into cash, as well as short-term investments with redemption dates within three months of the date of acquisition, and which entail only minimal risk of price change.

(6) Change in Accounting

Previous interim consolidated fiscal year (April 1, 2006 to September 30, 2006)	Current interim consolidated fiscal year (April 1, 2007 to September 30, 2007)	Previous full consolidated fiscal year (April 1, 2006 to March 31, 2007)
(Provision for product warranties) Repair cost of manufactured goods under charge-free guarantee had been recording as expense traditionally when we make payment. But from the current fiscal year, this method is changed to posting accrued warranty cost based on ratio of defrayment against sales of the past. This change is to improve "periodic accounting of profit and loss" by matching repair cost of change-free guarantee and income at the time of delivery because the importance of management of this cost is increasing. 20 million yen of the provision for product warranties consolidated fiscal accounting year is posted as general administrative and selling expenses and 657 million yen of the past fiscal year is posted as extraordinary charge with this change. Compared to traditional standard, "operating profit" and "ordinary profits" decrease 20 million yen and "income before income taxes and others" diminish 677 million yen. Meanwhile, the effect on the segment information is described in corresponding section.	(Provision for product warranties) —	(Provision for product warranties) Repair cost of manufactured goods under charge-free guarantee had been recording as expense traditionally when we make payment. But from the current fiscal year, this method is changed to posting accrued warranty cost based on ratio of defrayment against sales of the past. This change is to improve "periodic accounting of profit and loss" by matching repair cost of change-free guarantee and income at the time of delivery because the importance of management of this cost is increasing. 153 million yen of the provision for product warranties consolidated fiscal accounting year is posted as general administrative and selling expenses and 657 million yen of the past fiscal year is posted as extraordinary charge with this change. Compared to traditional standard, "operating profit" and "ordinary profits" decrease 153 million yen and "income before income taxes and others" diminish 810 million yen. Meanwhile, the effect on the segment information is described in corresponding section.
(Accounting standards regarding indication of net assets of balance sheet) "Accounting standards regarding indication of net assets of balance sheet" (Administration of financial accounting standards 9th DEC.2005 financial accounting standards Article 5) and "Application guideline of accounting standards regarding indication of net assets of balance sheet" (Administration of financial accounting standards 9th DEC. 2005 application guideline of financial accounting standards Article 8) apply to accounting standards from current consolidated fiscal year. There is no impact to profit and loss by this application. Meanwhile, amount of the equivalent of traditional "equity section" is 116,859million yen. Consolidated financial statement of current consolidated fiscal year is made by rule of revised consolidated financial statement.	(Accounting standards regarding indication of net assets of balance sheet) —	(Accounting standards regarding indication of net assets of balance sheet) "Accounting standards regarding indication of net assets of balance sheet" (Administration of financial accounting standards 9th DEC.2005 financial accounting standards Article 5) and "Application guideline of accounting standards regarding indication of net assets of balance sheet" (Administration of financial accounting standards 9th DEC. 2005 application guideline of financial accounting standards Article 8) apply to accounting standards from current consolidated fiscal year. There is no impact to profit and loss by this application. Meanwhile, amount of the equivalent of traditional "equity section" is 131,832million yen. Consolidated financial statement of current consolidated fiscal year is made by rule of revised consolidated financial statement.

Previous interim consolidated fiscal year (April 1, 2006 to September 30, 2006)	Current interim consolidated fiscal year (April 1, 2007 to September 30, 2007)	Previous full consolidated fiscal year (April 1, 2006 to March 31, 2007)
—	—	(Accounting standards regarding bonuses to directors and statutory auditors) "Accounting standards regarding bonuses to directors and statutory auditors"(Administration of financial accounting standards 29th NOV. 2005 financial accounting standards Article 4") apply to accounting standards from current consolidated fiscal year. With this changes, operating profit, ordinary profits and net income before taxes and other adjustments decrease 158 million yen, compared established standard. Meanwhile, the effect on the segment information is described in corresponding section.

Change of display method

Previous interim consolidated fiscal year (April 1, 2006 to September 30, 2006)	Current interim consolidated fiscal year (April 1, 2007 to September 30, 2007)
(Consolidated statement of cash flows) "Amortization of goodwill" of "Amortization of consolidation account adjustment" and "Depreciation" in preceding consolidated fiscal year are described "Amortization amount of goodwill" from current consolidated fiscal year.	——

Notes

(Consolidated balance sheets)

Previous interim consolidated fiscal year (September 30, 2006)	Current interim consolidated fiscal year (September 30, 2007)	Previous full consolidated fiscal year (March 31, 2007)
※1 Cumulative depreciation of property, plant and equipment 67,232 million yen	※1 Cumulative depreciation of property, plant and equipment 68,850 million yen	※1 Cumulative depreciation of property, plant and equipment 68,593 million yen
2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatuski and 363 others) 2,425 million yen	2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatuski and 384 others) 2,446 million yen	2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatuski and 389 others) 2,458 million yen
——	※3 The accounting treatment of the bill that receives the date on the day of the end of the term does the settlement processing on the clearing day. In addition, since this last day of a consolidated-financial-accounting fiscal year was a holiday of the financial institution, the following terminal date matured bill is contained in the term-end balance. Notes receivable 75 million yen	※3 The accounting treatment of the bill that receives the date on the day of the end of the term does the settlement processing on the clearing day. In addition, since this last day of a consolidated-financial-accounting fiscal year was a holiday of the financial institution, the following terminal date matured bill is contained in the term-end balance. Notes receivable 117 million yen
4 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the term is as follows: Commitment ceiling 11,000 million yen Borrowed — Balance 11,000 million yen	4 Commitment line agreement The Company has signedcommitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the term is as follows: Commitment ceiling 30,000 million yen Borrowed — Balance 30,000 million yen	4 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the term is as follows: Commitment ceiling 30,000 million yen Borrowed — Balance 30,000 million yen

(Consolidated Statements of income)

	Previous interim consolidated fiscal year (April 1, 2006 to September 30, 2006)	Current interim consolidated fiscal year (April 1, 2007 to September 30, 2007)	Previous full consolidated fiscal year (April 1, 2006 to March 31, 2007)
※1 Principal items of selling expenses and general administrative expenses.			
Freight	3,458 million yen	4,856 million yen	7,851 million yen
Sales promotion expenses	2,309 million yen	2,857 million yen	4,634 million yen
Salaries and bonuses	5,504 million yen	6,571 million yen	11,185 million yen
Retirement benefits	140 million yen	177 million yen	310 million yen
Depreciation	728 million yen	985 million yen	1,642 million yen
Research and development expenses	1,518 million yen	2,233 million yen	3,553 million yen
Amortization amount of goodwill	270 million yen	408 million yen	703 million yen
Fees and commissions	1,067 million yen	2,155 million yen	2,618 million yen
Provision for product warranties	20 million yen	297 million yen	153 million yen
Allowance for bonuses to officers		100 million yen	158 million yen
Stock-based compensation expense		82 million yen	
※2 Gain on sale of fixed assets (breakdown).			
Buildings and structures	0 million yen		47 million yen
Machinery, equipment and vehicles	4 million yen	46 million yen	8 million yen
Other(furniture and equipment)	0 million yen	0 million yen	1 million yen
Other(software)		0 million yen	
Total	5 million yen	47 million yen	57 million yen
※3 Loss on sale of fixed assets (breakdown)			
Buildings and structures	58 million yen	0 million yen	140 million yen
Machinery, equipment and vehicles	3 million yen	11 million yen	4 million yen
Land	38 million yen	207 million yen	38 million yen
Other(furniture and equipment)	1 million yen	1 million yen	1 million yen
Total	100 million yen	220 million yen	185 million yen
※4 Loss on disposal of fixed assets (breakdown)			
Buildings and structures	0 million yen	120 million yen	70 million yen
Machinery, equipment and vehicles	14 million yen	56 million yen	20 million yen
Other(furniture and equipment)	23 million yen	90 million yen	19 million yen
Other(software)	45 million yen	2 million yen	44 million yen
Total	83 million yen	269 million yen	155 million yen

Previous interim consolidated fiscal year (April 1, 2006 to September 30, 2006)

※5 Impairment losses

The Company recognized the following impairment losses

Use	Type	Location	Value (Million yen)
Sales Office 30 places	Building	Kohoku, Yokohama Onojo,Fukuoka	1,283
	Land		2,018
Company house・Dormitory 4 places	Building	Hanamigawa, Chiba Nara,Nara Yamatokoriyama, Nara Sagamihara, Kanagawa	153
	Land		233
Idle 2 places	Land	Ikoma, Nara Eniwa, Hokkaido	520
Total			4,209

(Background)

The Company used the land and the building as sales office and so on.

The decision of sell off these assets in the current half year, the company recognizes the impairment of their value. These assets has been sold off at September 27,2006.

(Grouping)

Marketing and sales offices are deemed to be part of the Marketing HQ, and production facilities to be part of the Manufacturing HQ. Idle land for which no future use is planned is grouped according to the type of structure initially planned.

(Recoverable amounts in the calculation)

Recoverable amounts are measured at the assumed selling price.

Current interim consolidated fiscal year (April 1, 2007 to September 30, 2007)

—

Previous full consolidated fiscal year (April 1, 2006 to March 31, 2007)

※5 Impairment losses

The Company recognized the following impairment losses

Use	Type	Location	Value (Million yen)
Sales Office 30 places	Building	Kohoku, Yokohama Onojo,Fukuoka	1,283
	Land		2,018
Company house・Dormitory 4 places	Building	Hanamigawa, Chiba Nara,Nara Yamatokoriyama, Nara Sagamihara, Kanagawa	153
	Land		233
Idle 2 places	Land	Ikoma, Nara Eniwa, Hokkaido	520
Total			4,209

(Background)

The Company used the land and the building use as sales office and so on.

The decision of sell off these assets in the current fiscal year, the company recognizes the impairment of their value. These assets has been sold off at September 27,2006.

(Grouping)

Marketing and sales offices are deemed to be part of the Marketing HQ, and production facilities to be part of the Manufacturing HQ. Idle land for which no future use is planned is grouped according to the type of structure initially planned.

(Recoverable amounts in the calculation)

Recoverable amounts are measured at the assumed selling price.

(Consolidated statement of changes in shareholders' equity)

Previous interim consolidated fiscal year (April 1, 2006 to September 30, 2006)

1 Issued capital stock

	End of previous consolidated fiscal year	Increase	Decrease	End of current interim consolidated fiscal year
Common stock (share)	96,364,872	1,478	—	96,366,350

(Outline of reasons for changes)
Breakdown of increase
Exercise the stock acquisition right of warrant bond 1,478 shares

2 Common stock of treasury

	End of previous consolidated fiscal year	Increase	Decrease	End of current interim consolidated fiscal year
Common stock (share)	4,454,518	2,014	718,226	3,738,306

(Outline of reasons for changes)
Breakdown of increase
Increase by purchase of the stocks less than unit 1,822 shares
Treasury stock (common stock of Mori Seiki) attributable to us which were aquired by equity-method affiliated company 192 shares
Breakdown of decrease
Exercise the new stock acquisition rights (stock options) 718,100 shares
Decrease by purchase increase claim of the stocks less than unit 126 shares

3 Warrant etc.

None

4 Dividends

(1) Dividends

Resolution	Kind	Amount dividend (million yen)	Dividend per share (yen)	Record date	Effective date
June 29, 2006 Annual general meeting	Common stock	3,677	40	March 31, 2006	June 30, 2006

(2) Dividend whose accrue validity is after the current interim consolidated fiscal year in dividend whose record date is in the current interim consolidated fiscal year.

Resolution	Kind	Underling asset	Amount dividend (million yen)	Dividend per share (yen)	Record date	Effective date
October 30, 2006 Board of directors	Common stock	Retained earnings	1,852	20	September 30, 2006	December 28, 2006

Current interim consolidated fiscal year (April 1, 2007 to September 30, 2007)

1 Issued capital stock

	End of previous consolidated fiscal year	Increase	Decrease	End of current interim consolidated fiscal year
Common stock (share)	100,366,274	988,338	—	101,354,612

(Outline of reasons for changes)

Breakdown of increase

Exercise the stock acquisition right of warrant bond 988,338 shares

2 Common stock of treasury

	End of previous consolidated fiscal year	Increase	Decrease	End of current interim consolidated fiscal year
Common stock (share)	4,333,935	1,002,642	1,424,058	3,912,519

(Outline of reasons for changes)

Breakdown of increase

Increase by purchase of treasury stock (Resolution of Board of directors) 1,000,000 shares

Increase by purchase of the stocks less than unit 2,642 shares

Breakdown of decrease

Exercise the new stock acquisition rights (stock options) 1,424,000 shares

Decrease by purchase increase claim of the stocks less than unit 58 shares

3 Warrant etc.

Company	Breakdown	Kind	The number of the stocks (share)				Balance of current interim consolidated fiscal year (million yen)
			Previous consolidated fiscal year	Increase	Decrease	Current interim consolidated fiscal year	
Mori Seiki	Warrant as stock option	Common stock	—	—	—	—	123
Total			—	—	—	—	123

(attention) The first day when the warrant as stock option can be exercised still don't come.

4 Dividends

(1) Dividends

Resolution	Kind	Amount dividend (million yen)	Dividend per share (yen)	Record date	Effective date
June 28, 2007 Annual general meeting	Common stock	2,305	24	March 31, 2007	June 29, 2007

(2) Dividend whose accrue validity is after the current interim consolidated fiscal year in dividend whose record date is in the current interim consolidated fiscal year.

Resolution	Kind	Underling asset	Amount dividend (million yen)	Dividend per share (yen)	Record date	Effective datey
November 5, 2007 Board of directors	Common stock	Retained earnings	2,436	25	September 30, 2007	December 10, 2007

Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)

1 Issued capital stock

	End of previous consolidated fiscal year	Increase	Decrease	End of current consolidated fiscal year
Common stock (share)	96,364,872	4,001,402	—	100,366,274

(Outline of reasons for changes)

Breakdown of increase

Eexercise of the stock option right of warrant bond 4,001,402 shares

2 Common stock of treasury

	End of previous consolidated fiscal year	Increase	Decrease	End of current consolidated fiscal year
Common stock (share)	4,454,518	1,005,408	1,125,991	4,333,935

(Outline of reasons for changes)

Breakdown of increase

Increase by purchase of treasury stock (Resolution of Board of directors) 1,000,000 shares

Increase by purchase of the stocks less than unit 5,408 shares

Breakdown of decrease

Exercise the new stock acquisition rights (stock options) 1,124,500 shares

Decrease by purchase increase claim of the stocks less than unit 147 shares

3 Warrant etc.

None

4 Dividends

(1) Dividends

Resolution	Kind	Amount dividend (million yen)	Dividend per share (yen)	Record date	Effective date
June 29, 2006 Annual general meeting	Common stock	3,677	40	March 31, 2006	June 30, 2006
October 30, 2006 Board of directors	Common stock	1,852	20	September 30, 2006	December 28, 2006

(2) Dividend whose accrue validity is after the current interim consolidated fiscal year in dividend whose record date is in the current interim consolidated fiscal year.

Resolution	Kind	Underling asset	Amount dividend (million yen)	Dividend per share (yen)	Record date	Effective date
June 28, 2007 Annual general meeting	Common stock	Retained earnings	2,305	24	March 31, 2007	June 29, 2007

(Interim consolidated statement of cash flows)

Previous interim consolidated fiscal year (April 1,2006 to September 30,2006)	Current interim consolidated fiscal year (April 1, 2007 to September 30,2007)	Previous full consolidated fiscal year (April 1, 2006 to March 31, 2007)
Relation between the balance of cash, cash equivalents at the end of interim term and amounts stated on the interim consolidated balance sheet Cash and deposits 30,757 million yen The balance of cash and cash equivalents at the end of interim term 30,757 million yen	Relation between the balance of cash, cash equivalents at the end of interim term and amounts stated on the interim consolidated balance sheet Cash and deposits 25,570 million yen The balance of cash and cash equivalents at the end of interim term 25,570 million yen	Relation between the balance of cash, cash equivalents at the end of term and amounts stated on the consolidated balance sheet Cash and deposits 29,959 million yen The balance of cash and cash equivalents at the end of term 29,959 million yen

(Lease accounting)

Previous interim consolidated fiscal year (April 1,2006 to September 30,2006)

(Debtor)

1 Finance lease business except that approved to transfer possession of leased object to debtor

①Acquisition cost equivalent of lease object and accumulate depreciation and the balance of the end of interim term.

	Acquisition cost equivalent (million yen)	Accumulate depreciation (million yen)	The balance of the end of interim term (million yen)
Machinery, equipment and vehicles	7,413	2,085	5,327
Property, plant and equipment	194	75	119
Total	7,608	2,161	5,447

(Note)

Acquisition cost equivalent was used to be shown method of including interest paid due to the standard of importance, but increased importance led the change to show by fundamental method from this interim consolidated fiscal year..

The following is in case of using the method of including interest paid.

	Acquisition cost equivalent (million yen)	Accumulate depreciation (million yen)	The balance of the end of interim term (million yen)
Machinery, equipment and vehicles	7,889	2,172	5,717
Property, plant and equipment	222	94	128
Total	8,112	2,266	5,845

Current interim consolidated fiscal year (April 1, 2007 to September 30, 2007)

(Debtor)

1 Finance lease business except that approved to transfer possession of leased object to debtor

①Acquisition cost equivalent of lease object and accumulate depreciation and the balance of the end of interim term.

	Acquisition cost equivalent (million yen)	Accumulate depreciation (million yen)	The balance of the end of interim term (million yen)
Machinery, equipment and vehicles	9,553	3,514	6,038
Property, plant and equipment	333	112	220
Total	9,886	3,626	6,259

Previous full consolidated fiscal year (April 1, 2006 to March 31, 2007)

(Debtor)

1 Finance lease business except that approved to transfer possession of leased object to debtor

①Acquisition cost equivalent of lease object and accumulate depreciation and the balance of the end of term.

	Acquisition cost equivalent (million yen)	Accumulate depreciation (million yen)	The balance of the end of term (million yen)
Machinery, equipment and vehicles	8,930	2,768	6,162
Property, plant and equipment	211	75	136
Total	9,142	2,843	6,298

(Note)

Acquisition cost equivalent was used to be show method of including interest paid due to the standard of importance, but increased importance led the change to show by fundamental method from this consolidated fiscal year.

The following is in case of using the method of including interest paid.

	Acquisition cost equivalent (million yen)	Accumulate depreciation (million yen)	The balance of the end of term (million yen)
Machinery, equipment and vehicles	9,515	2,906	6,609
Property, plant and equipment	263	120	143
Total	9,778	3,026	6,752

Previous interim consolidated fiscal year (April 1,2006 to September 30,2006)	Current interim consolidated fiscal year (April 1, 2007 to September 30, 2007)	Previous full consolidated fiscal year (April 1, 2006 to March 31, 2007)
②Equivalent of unexpired lease payments at the end of interim term Less than one year 1,253 million yen Over one year 4,247 million yen Total 5,501 million yen	②Equivalent of unexpired lease payments at the end of interim term Less than one year 1,510 million yen Over one year 4,834 million yen Total 6,344 million yen	②Equivalent of unexpired lease payments at the end of term Less than one year 1,476 million yen Over one year 4,885 million yen Total 6,361 million yen
(Note) Equivalent of unexpired lease payments at the end of interim term was used to be shown by method of including interest paid due to the standard importance but increased importance led the change by fundamental method from this interim consolidated fiscal year.. The following is in case of using the method of including interest paid. Less than one year 1,370 million yen Over one year 4,475 million yen Total 5,845 million yen		(Note) Equivalent of unexpired lease payments at the end of term was used to be shown by method of including interest paid due to the standard of importance but increased importance led the change to show by fundamental method from this consolidated fiscal year.. The following is in case of using the method of including interest paid. Less than one year 1,613 million yen Over one year 5,139 million yen Total 6,752 million yen
③Equivalent of lease payment, depreciation and interest expense Lease payment 531 million yen Equivalent of depreciation 503 million yen Equivalent of interest expense 41million yen	③Equivalent of lease payment, depreciation and interest expense Lease payment 855 million yen Equivalent of depreciation 801 million yen Equivalent of interest expense 76 million yen	③Equivalent of lease payment, depreciation and interest expense Lease payment 1,288 million yen Equivalent of depreciation 1,218 million yen Equivalent of interest expense 137 million yen
④The method of calculating equivalent of depreciation The fixed amount method(Leasing period is regarded as useful life and Residual value is regarded as zero) is applied.	④The method of calculating equivalent of depreciation Unchanged	④The method of calculating equivalent of depreciation Unchanged
⑤The method of calculating equivalent of interest expense The difference between total amount of lease payment and equivalent of acquisition price is regarded as equivalent of interest and interest method is applied.	⑤The method of calculating equivalent of interest expense Unchanged	⑤The method of calculating equivalent of interest expense Unchanged
2 Operating lease, unexpired lease payment Less than one year 1,006 million yen Over one year 10,149 million yen Total 11,155 million yen	2 Operating lease, unexpired lease payment Less than one year 1,084 million yen Over one year 9,761 million yen Total 10,845 million yen	2 Operating lease, unexpired lease payment Less than one year 965 million yen Over one year 9,332 million yen Total 10,297 million yen

(Notes to securities holding)

1 Breakdown of marketable securities (units: million yen)

	Previous interim consolidated fiscal year (September 30,2006)			Current interim consolidated fiscal year (September 30, 2007)			Previous full consolidated fiscal year (March 31, 2007)		
	Acquisition	Value booked	Unrealized gain(loss)	Acquisition	Value booked	Unrealized gain(loss)	Acquisition	Value booked	Unrealized gain(loss)
Stock	5,130	11,182	6,051	6,861	11,399	4,537	6,117	12,341	6,224
Total	5,130	11,182	6,051	6,861	11,399	4,537	6,117	12,341	6,224

(Note) 201 million yen and each spoil processing of the one in other securities with the quotation has been done for the this middle connection accounting period in 73 million yen and the pre-connected fiscal year.
Meanwhile the spoil processing is done when the middle end of the term falls by 30% or more compared with the acquisition cost.

2 Breakdown of non-marketable securities (units: million yen)

	Previous interim consolidated fiscal year (September 30,2006)	Current interim consolidated fiscal year (September 30, 2007)	Previous full consolidated fiscal year (March 31, 2007)
	Interim consolidated balance sheet	Interim consolidated balance sheet	Consolidated balance sheet
Subsidiary companies stocks	300	841	2,145
Related companies stocks	838	901	870
Unlisted companies stocks	—	342	350
Investment in investment business limited liability union	—	100	—
Total	1,138	2,185	3,365

(Notes to derivative transactions)

Amount of contract, Market price, Appraisal profit or loss

(units: million yen)

		Previous interim consolidated fiscal year (September 30,2006)				Current interim consolidated fiscal year (September 30, 2007)				Previous full consolidated fiscal year (March 31, 2007)			
		Amount of contract	Amount of contract of 1 year or more	Market price	Appraisal profit or loss	Amount of contract	Amount of contract of 1 year or more	Market price	Appraisal profit or loss	Amount of contract	Amount of contract of 1 year or more	Market price	Appraisal profit or loss
Dealings other than market dealings	Forward exchange contracts Sales currency												
	US$	2,083	—	2,012	Δ70	4,147	—	4,163	Δ16	3,033	—	2,984	Δ48
	EUR	6,381	—	6,054	Δ326	8,099	—	8,742	Δ643	7,342	—	7,048	Δ294
	STG	—	—	—	—	224	—	240	Δ16	453	—	438	Δ16
Total		8,465	—	8,067	Δ397	12,470	—	13,146	Δ675	10,829	—	10,470	Δ359

(Note) 1 Method of calculating market value
Forward exchange contract dealings······It depends on the forward exchange rate.
2 The one to apply the hedge accounting is excluded from the object indication

(Notes to stock option)

Previous interim consolidated fiscal year 2006 (April 1, 2006 to September 30, 2006)

There is no pertinent matter.

Current interim consolidated fiscal year 2007 (April 1, 2007 to September 30, 2007)

1 Cost and Account

Cost of sales	40 million
Selling,general and administrative expense	82 million

2 Contents of stock option

Company name	submitted company
Date of resolution	June 28, 2007
For the number of person	371 persons
Type and number of stock	common stock 1,180,000 shares
Investment date	July 23, 2007
Vesting condition	Employed term from July 23,2007 to June 30,2009
Right exercise period	July 1, 2009 to June 30, 2012
Right exercise price	4040 yen per share
Fare estimation unit price	866 yen

Previous full consolidated fiscal year 2006 (April 1, 2006 to March 31, 2007)

There is no pertinent matter.

(Segment information)

By business
Previous interim consolidated fiscal year 2006 (April 1, 2006 to September 30, 2006)
And Current interim consolidated fiscal year 2007 (April 1, 2007 to September 30, 2007)
And Previous full consolidated fiscal year 2006 (April 1, 2006 to March 31, 2007)
As the Company and its consolidated subsidiaries manufacture and sell the same kinds and same series of machine tools which are similar in terms of the type and nature of the products, the manufacturing methods and sales markets, the disclosure of business segment information has been omitted.

By geographic region

Previous interim consolidated fiscal year (April 1, 2006 to September 30, 2006)

	Japan (million yen)	Americas (million yen)	Europe (million yen)	Asia and Oceania (million yen)	Total (million yen)	Eliminations (million yen)	Consolidated (million yen)
Sales							
(1) Sales to third parties	41,910	18,306	18,453	1,761	78,431	—	78,431
(2) Intra-group sales	27,869	363	245	434	28,912	(28,912)	—
Total sales	69,780	18,669	18,698	2,195	107,344	(28,912)	78,431
Operating expenses	60,540	18,400	18,052	2,173	97,167	(28,764)	68,402
Operating income	9,240	268	646	21	10,177	(148)	10,029

(Note) 1 Shared operating expenses are distributed among all segments.
2 The segments consist of the following countries and regions:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas............United States, Brazil, Mexico
Europe...............Germany, United Kingdom, France, Italy, Spain, Turkey
Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia, India, Malaysia
3 Important matter concerning with making the basis of consolidated financial statement
(Provision for product warranties)
As stated in the "Notes related to the preparation of the consolidated financial statements" from the current interim consolidated fiscal year, the repair cost under warranty changes from the expenditure to the provision for product warranties. The impact of the change is to reduce consolidated operating income before taxes by 20 million yen. The impact on individual segments is noted as relevant.

Current interim consolidated fiscal year (April 1, 2007 to September 30, 2007)

Sales	Japan (million yen)	Americas (million yen)	Europe (million yen)	Asia and Oceania (million yen)	Total (million yen)	Eliminations (million yen)	Consolidated (million yen)
(1) Sales to third parties	47,876	18,712	28,238	2,056	96,884	—	96,884
(2) Intra-group sales	40,102	321	522	672	41,618	(41,618)	—
Total sales	87,978	19,034	28,760	2,729	138,502	(41,618)	96,884
Operating expenses	74,104	18,761	27,906	2,721	123,494	(40,662)	82,831
Operating income	13,874	273	853	8	15,008	(956)	14,052

(Note) 1 Shared operating expenses are distributed among all segments.

2 The segments consist of the following countries and regions:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas............United States, Brazil, Mexico

Europe...............Germany, United Kingdom, France, Italy, Spain,

Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia, India, Malaysia ,Turkey

3 Turkey is involved in Asia / Oceania.It's not important effect.

4 Change of important matter concerning with making the basis of consolidated financial statement

(Accounting for sales recognition)

As stated in the "Notes related to the preparation of the consolidated financial statements" from the current interim consolidated fiscal year, the standard for booking sales of machinery in Japan changes from the time of shipping to the time of customer acceptance. The impact of the change is to reduce consolidated sales by 1,798 million yen, and operating income, ordinary income and net income before taxes by 554 million yen.The impact on individual segments is noted as relevant.

Previous full consolidated fiscal year (April 1, 2006 to March 31, 2007)

Sales	Japan (million yen)	Americas (million yen)	Europe (million yen)	Asia and Oceania (million yen)	Total (million yen)	Eliminations (million yen)	Consolidated (million yen)
(1) Sales to third parties	88,643	34,328	44,745	4,544	172,262	—	172,262
(2) Intra-group sales	63,751	939	662	1,081	66,435	(66,435)	—
Total sales	152,395	35,267	45,407	5,626	238,697	(66,435)	172,262
Operating expenses	130,133	34,688	43,286	5,496	213,604	(66,385)	147,219
Operating income (loss)	22,262	579	2,121	129	25,093	(50)	25,043

(Note) 1 Shared operating expenses are distributed among all segments.

2 The segments consist of the following countries and regions:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas............United States, Brazil, Mexico

Europe...............Germany, United Kingdom, France, Italy, Spain, Turkey

Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia, India, Malaysia

3 Important matter concerning with making the basis of consolidated financial statement

(Provision for product warranties)

As stated in the "Notes related to the preparation of the consolidated financial statements" from the current consolidated fiscal year, the repair cost under warranty changes from the expenditure to the provision for product warranties. The impact of the change is to reduce consolidated operating income before taxes by 153 million yen.The impact on individual segments is noted as relevant.

(Accounting concerning bonuses to officers)

As stated in the "Notes related to the preparation of the consolidated financial statements" from the current consolidated fiscal year, the company has adopted the "Accounting concerning bonuses to officers" (29 November 2005). The impact of the change is to reduce consolidated operating income before taxes by 158 million yen. The impact on individual segments is noted as relevant.

Overseas sales

Previous interim consolidated fiscal year (April 1, 2006 to September 30, 2006)

	Americas	Europe	Asia and Oceania	Total
I Overseas sales (million yen)	17,701	18,879	5,826	42,407
II Consolidated Sales (million yen)	—	—	—	78,431
III Overseas sales as a percentage of total consolidated sales (%)	22.6	24.1	7.4	54.1

(Notes) 1 overseas sale consist of sales by the Company and its subsidiaries outside Japan.
2 The segments consist of the following countries:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas............United States , Brazil , Canada , Argentina , Mexico
Europe...............Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland,Israel, Finland, Turkey, Russia Slovenia, the Czech Republic, Hungary, Poland
Asia / Oceania......Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia, New Zealand, Malaysia, Philippines,Vietnam

Current interim consolidated fiscal year (April 1, 2007 to September 30, 2007)

	Americas	Europe	Asia and Oceania	Total
I Overseas sales (million yen)	20,302	27,717	12,148	60,169
II Consolidated Sales (million yen)	—	—		96,884
III Overseas sales as a percentage of total consolidated sales (%)	21.0	28.6	12.5	62.1

(Notes) 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.
2 The segments consist of the following countries:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas........... United States, Brazil , Canada , Argentina , Mexico
Europe..............Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Finland, Slovenia, the Czech Republic, Hungary, Poland
Asia / Oceania......Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia, New Zealand, Malaysia, Philippines, Vietnam ,Turkey, Israel , Russia

Previous full consolidated fiscal year (April 1, 2006 to March 31, 2007)

	Americas	Europe	Asia and Oceania	Total
I Overseas sales (million yen)	37,848	46,164	15,715	99,729
II Consolidated Sales (million yen)				172,262
III Overseas sales as a percentage of total consolidated sales (%)	22.0	26.8	9.1	57.9

(Notes) 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.
2 The segments consist of the following countries:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas............United States, Brazil, Canada, Argentina, Mexico
Europe...............Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey, Russia ,Slovenia, Czech, Hungary, Poland
Asia / Oceania......Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia, New Zealand, Malaysia ,Philippine, Vietnam

(Per share information)

yen	Previous interim consolidated fiscal year (April 1, 2006 to September 30, 2006)	Current interim consolidated fiscal year (April 1, 2006 to September 30, 2007)	Previous full consolidated fiscal year (April 1, 2006 to March 31, 2007)
Net worth per share	1,254.17yen	1,372.26yen	1,358.82yen
Net income per share	50.07yen	74.82yen	174.78yen
Diluted net income per share	47.51yen	72.41yen	166.12yen
	(additional information) From the current interim consolidated fiscal year, the Company has adopted the reformed accounting standards related to net income per share published by the Accounting Standard Board of Japan (31 January 2006). Shareholders' equity per share calculated in the same way as previous interim consolidated fiscal year is 1,281.60 yen.	――	(additional information) From the current consolidated fiscal year, the Company has adopted the reformed accounting standards related to net income per share published by the Accounting Standard Board of Japan (31 January 2006). Shareholders' equity per share calculated in the same way as previous consolidated fiscal year is 1,372.79 yen.

(Note) The basis of calculation of Net income per share and Diluted net income per share are as follows:

	Previous interim consolidated fiscal year (April 1, 2006 to September30, 2006)	Current interim consolidated fiscal year (April 1, 2007 to September 30, 2007)	Previous full consolidated fiscal year (April 1, 2006 to March 31, 2007)
Net income per share			
Net income (million yen)	4,585	7,232	1,6194
The amount of not belong to shareholders (million yen)	—	—	—
Net income of shares (million yen)	4,585	7,232	16,194
Average number of shares in issue (thousand shares)	91,588	96,668	92,656
Diluted net income per share			
Net income adjustment (million yen)	—	—	—
The number of increase of shares (thousand shares)	4,927	32,05	4,831
(New stock option)	(4,927)	(3,205)	(4,831)

5. Interim financial statement

(1) Balance sheets

Account	Previous interim Non-consolidated fiscal year (September 30, 2006)		Current interim Non-consolidated fiscal year (September 30, 2007)		Previous full Non-consolidated fiscal year (March 31, 2007)	
	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)
(Assets)						
I Current Assets						
1 Cash and deposit	24,568		15,991		21,921	
2 Notes receivable	522		667		816	
3 Accounts receivable	24,395		34,447		30,706	
4 Inventories	21,294		28,303		24,292	
5 Deferred tax asset	23		1,178		993	
6 Consumption tax receivable	169		336		322	
7 Other	2,533		2,547		2,127	
8 Allowance for doubtful receivables	△68		△44		△75	
Total current assets	73,439	53.2	83,426	53.3	81,105	53.7
II Fixed assets						
1 Property, plant and equipment						
(1) Buildings	17,357		17,047		16,959	
(2) Machinery and equipment	5,361		6,262		6,137	
(3) Land	12,519		11,992		12,653	
(4) Construction in progress	130		212		50	
(5) Other	3,703		3,974		3,843	
Total property, plant and equipment	39,072	28.3	39,489	25.2	39,644	26.2
2 Intangible fixed assets						
Total intangible fixed assets	2,109	1.5	2,888	1.8	2,654	1.8
3 Investments and other assets						
(1) Investments in securities	11,182		11,499		12,341	
(2) Shares in affiliate companies	9,001		11,711		10,847	
(3) Deferred tax asset	–		773		–	
(4) Other	3,325		6,825		4,458	
(5) Allowance for doubtful receivables	–		–		△1	
Total investments and other assets	23,509	17.0	30,811	19.7	27,646	18.3
Total fixed assets	64,692	46.8	73,189	46.7	69,945	46.3
Total assets	138,131	100.0	156,616	100.0	151,051	100.0

	Previous interim Non-consolidated fiscal year (September 30, 2006			Current interim Non-consolidated fiscal year (September 30, 2007			Previous full Non-consolidated fiscal year (March 31, 2007		
Account	Amount (million yen)		Percentage of total (%)	Amount (million yen)		Percentage of total (%)	Amount (million yen)		Percentage of total (%)
(Liabilities)									
I Current liabilities									
1 Accounts payable		8,524			10,032			9,848	
2 Accrued income taxes		156			5,047			3,585	
3 Provision for product warranties		385			648			369	
4 Allowance for bonus to officers		–			100			158	
5 Other		6,988			12,380			10,108	
Total current liabilities		16,054	11.6		28,208	18.0		24,070	15.9
II Long-term liabilities									
1 Bonds with stock warrant attached		9,331			2,583			3,920	
2 Deferred tax liability		2,171			-			389	
3 Deferred tax liability on reserve for land revaluation		1,699			1,699			1,699	
Total long-term liabilities		13,202	9.6		4,282	2.7		6,008	4.0
Total liabilities		29,257	21.2		32,490	20.7		30,078	19.9
(Net worth)									
I Shareholders'equity									
1 Common stock		29,286	21.2		32,698	20.9		32,022	21.2
2 Capital surplus									
(1) Capital reserve	42,025			45,429			44,755		
(2) Other	594			540			573		
Total Capital surplus		42,620	30.9		45,969	29.3		45,328	30.0
3 Retained earnings									
(1) Legal reserve	2,650			2,650			2,650		
(2) Other									
Extraordinary disposal reserve	42			13			22,		
Asset reduction reserve	174			168			171		
General reserve	32,600			36,600			32,600		
Retained earnings carried forward	728			9,470			8,808		
Total Retained earnings		36,195	26.2		48,902	31.2		44,252	29.3
4 Treasury stock		Δ3,242	Δ2.4		Δ6,160	Δ3.9		Δ5,366	Δ3.5
Total Shareholders'equity		104,860	75.9		121,410	77.5		116,238	77.0
II Valuation, Translation Adjustments and Others									
1 Net unrealized holding gain on securities		3,157	2.3		3,301	2.1		4,530	3.0
2 Deferred assets (liabilities) arising from hedge accounting		Δ688	Δ0.5		Δ2,254	Δ1.4		Δ1,341	Δ0.9
3 Reserve for landrevaluation		1,545	1.1		1,545	1.0		1,545	1.0
Total Valuation, Translation Adjustments and Others		4,014	2.9		2,591	1.7		4,734	3.1
III Warrnt		–	–		123	0.1		–	–
Total Net worth		108,874	78.8		124,125	79.3		120,972	80.1
Total Liabilities and Net worth		138,131	100.0		156,616	100.0		151,051	100.0

(2) Statements of income

	Previous interim Non-consolidated fiscal year (September 30, 2006)			Current interim non-consolidated fiscal year (September 30, 2007)			Previous full non-consolidated fiscal year (March 31, 2007)		
	Amount (million yen)		% of total (%)	Amount (million yen)		% of total (%)	Amount (million yen)		% of total (%)
I Net sales		66,415	100.0		83,095	100.0		144,824	100.0
II Cost of sales		43,222	65.1		50,972	61.3		91,460	63.2
Gross profit		23,192	34.9		32,122	38.7		53,364	36.8
III Selling, general and administrative expenses		14,240	21.4		19,006	22.9		31,759	21.9
Operating income		8,951	13.5		13,116	15.8		21,805	14.9
IV Non-operating income									
1 Interest income	7			56			35		
2 Dividend income	75			150			110		
3 Foreign exchange gain	44			-			-		
4 Other	71	198	0.3	105	312	0.4	166	311	0.2
V Non-operating expenses									
1 Interest expense	21			-			21		
2 Foreign exchange loss	-			1,339			351		
3 Other	209	231	0.4	77	1,416	1.7	369	743	0.5
Ordinary income		8,919	13.4		12,011	14.5		21,174	14.6
VI Extraordinary income									
1 Gain on sale of fixed assets	0			23			3		
2 Gain on sales of investments and other assets	5			-			5		
3 Reversal of allowance for doubtful receivables and Other	4	9	0.0	32	55	0.1	-	9	0.0
VII Extraordinary expenses									
1 Loss on sale of fixed assets	98			218			182		
2 Loss on disposal of fixed assets	62			249			80		
3 Loss on impairment	4,209			-			4,209		
4 Loss on devaluation of investments in securities	-			73			201		
5 Loss on devaluation of investments and other assets	-			-			6		
6 Provision for product warranties the past fiscal year	369	4,739	7.1	-	542	0.7	369	5,048	3.5
Income before income taxes		4,189	6.3		11,525	13.9		18,134	11.1
Income taxes	21			4,839			3,441		
Corporation tax adjustment	Δ125	Δ104	Δ0.2	Δ269	4,570	5.5	Δ1,510	1,931	1.3
Net income		4,293	6.5		6,955	8.4		14,203	9.8

(3) Interim Non-Consolidated Statements of Shareholders' Equity

Previous interim Non-consolidated fiscal year (April 1, 2006 to September 30,2006)

	Shareholders'equity			
	Common stock	Capital surplus		
		Capital reserve	Other	Total Capital surplus
Balance (March 31, 2006) (million yen)	29,285	42,024	504	42,529
Amount of changes in the interim fiscal period				
Issues of new stock	1	1		1
Liquidation of extraordinary disposal reserve				
Liquidation of asset reduction reserve				
Dividends of retained earnings				
Bonuses to directors and statutory auditors				
Net income in the interim fiscal period				
Purchase of Treasury stock				
Disposal of Treasury stock			89	89
Total amount of changes in the interim fiscal period (million yen)	1	1	89	90
Balance (September 30, 2006) (million yen)	29,286	42,025	594	42,620

	Shareholders'equity							
	Retained earnings						Treasury stock	Total shareholder's equity
	Legal reserve	Other				Total Retained earnings		
		Extra-ordinary disposal reserve	Asset reduction reserve	Other reserve	Retained earnings carried forward			
Balance (March 31, 2006) (million yen)	2,650	114	184	32,600	6,354	41,903	Δ3,865	109,852
Amount of changes in the interim fiscal period								
Issue of new stock								2
Liquidation of extraordinary disposal reserve		Δ72			72			—
Liquidation of asset reduction reserve			Δ9		9			—
Dividends					Δ3,677	Δ3,677		Δ3,677
Bonuses to directors and statutory auditors					Δ142	Δ142		Δ142
Net income in the interim fiscal period					4,293	4,293		4,293
Purchase of Treasury stock							Δ4	Δ4
Disposal of Treasury stock							626	716
Reversal of reserve for land revaluation					Δ6,181	Δ6,181		Δ6,181
Total amount of changes in the interim fiscal period (million yen)	—	Δ72	Δ9	—	Δ5,625	Δ5,707	622	Δ4,992
Balance (September 30, 2006) (million yen)	2,650	42	174	32,600	728	36,195	Δ3,242	104,860

	Valuation, Translation Adjustments and Others				Total net worth
	Net unrealized holding gains on securities	Deferred hedge profits	Reserve for land revaluation	Total Valuation, Translation Adjustments and Others	
Balance (March 31, 2006) (million yen)	4,549	—	Δ4,636	Δ86	109,766
Amount of changes in the interim fiscal period					
Issue of new stock					2
Liquidation of extraordinary disposal reserve					—
Liquidation of asset reduction reserve					—
Dividends					Δ3,677
Bonuses to directors and statutory auditors					Δ142
Net income in the interim fiscal period					4,293
Purchase of treasury stock					Δ4
Disposal of treasury stock					716
Reversal of reserve for land revaluation					Δ6,181
Net amount of changes in the interim fiscal period other than shareholders' equity	Δ1,392	Δ688	6,181	4,101	4,101
Total amount of changes in the interim fiscal period (million yen)	Δ1,392	Δ688	6,181	4,101	Δ891
Balance (September 30, 2006) (million yen)	3,157	Δ688	1,545	4,014	108,874

Current Interim Non-consolidated fiscal year (April 1, 2007 to September 30, 2007)

	Shareholders'equity			
	Capital	Capital surplus		
		Capital reserve	Other	Total Capital surplus
Balance (March 31, 2007) (million yen)	32,022	44,755	573	45,328
Amount of changes in the interim fiscal period				
Issue of new stock	676	674		674
Liquidation of extraordinary disposal				
Liquidation of asset reduction reserve				
Dividends				
Bonuses to directors and statutory auditors				
Net income in the interim fiscal period				
Purchase of treasury stock				
Disposal of treasurystock			Δ33	Δ33
Total amount of changes in the interim fiscal period (million yen)	676	674	Δ33	640
Balance(September 30, 2007) (million yen)	32,698	45,429	540	45,969

	Shareholders'equity							
	Retained earnings						Treasury stock	Total shareholder's equity
	Legal reserve	Other				Total retained earnings		
		Extra-ordinary disposal reserve	Asset reduction reserve	General reserve	Retained earnings carried forward			
Balance (March31, 2007) (million yen)	2,650	22	171	32,600	8,808	44,252	Δ5,366	116,236
Amount of changes in the interim fiscal period								
Issue of new stock								1,350
Liquidation of Extraordinary disposal		Δ8			8			—
Liquidation of Asset reduction reserve			Δ3		3			—
Dividends					Δ2,305	Δ2,305		Δ2,305
Bonuses to directors and statutory auditors				4,000	Δ4,000			—
Net income in the interim fiscal period					6,955	6,955		6,955
Purchase of treasury stock							Δ2,571	Δ2,571
Disposal of treasury stock							1,777	1,744
Total amount of changes in the interim fiscal period (million yen)	—	Δ8	Δ3	4,000	661	4,649	Δ794	5,172
Balance (September 30, 2007) (million yen)	2,650	13	168	36,600	9,470	48,902	Δ6,160	121,410

	Valuation, Translation Adjustments and Others				warrant	Total net worth
	Net unrealized holding gains on securities	Deferred hedge profits	Reserve for land revaluation	Total Valuation, Translation Adjustments and Others		
Balance (March 31, 2007) (million yen)	4,530	Δ1,341	1,545	4,734	—	120,972
Amount of changes in the interim fiscal period						
Issue of new stock						1,350
Liquidation of extraordinary disposal						—
Liquidation of asset reduction reserve						—
Dividends						Δ2,305
Reserve fund						—
Net income in the interim fiscal period						6,955
Purchase of treasury stock						Δ2,571
Disposal of treasury stock						1,744
Net amount of changes in the interim fiscal period other than shareholders' equity	Δ1,229	Δ912		Δ2,142	123	Δ2,019
Total amount of changes in the interim fiscal period (million yen)	Δ1,229	Δ912	—	Δ2,142	123	3,153
Balance (September 30, 2007) (million yen)	3,301	Δ2,254	1,545	2,591	123	124,125

Previous full non-consolidated fiscal year (April 1, 2006 to March 31,2007)

	Shareholders'equity			
	Capital	Capital surplus		
		Capital reserve	Other	Total Capital surplus
Balance (March 31, 2006) (million yen)	29,285	42,024	504	42,529
Amount of changes in the fiscal period				
Issue of new stock	2,736	2,730		2,730
Liquidation of Extraordinary disposal				
Liquidation of Asset reduction reserve				
Dividends				
Interim dividends				
Bonuses to directors and statutory auditors				
Net income in the fiscal period				
Purchase of treasury stock				
Disposal of treasury stock			69	69
Reversal of reserve for land revaluation				
Total amount of changesin the interim fiscal period (million yen)	2,736	2,730	69	2,799
Balance (March 31, 2007) (million yen)	32,022	44,755	573	45,328

	Shareholders'equity							
	Retained earnings						Treasury stock	Total shareholder's equity
	Legal reserve	Other				Total Retained earnings		
		Extra-ordinary disposal reserve	Asset reduction reserve	Other reserve	Retained earnings carried forward			
Balance (March 31, 2006) (million yen)	2,650	114	184	32,600	6,354	41,903	Δ3,885	109,852
Amount of changes in the fiscal period								
Issue of new stock								5,467
Liquidation of extraordinary disposal		Δ92			92			—
Liquidation of asset reduction reserve			Δ12		12			—
Dividends					Δ3,677	Δ3,677		Δ3,677
Interim dividends					Δ1,852	Δ1,852		Δ1,852
Bonuses to directors and statutory auditors					Δ142	Δ142		Δ142
Net income in the fiscal period					14,203	14,203		14,203
Purchase of treasury stock							Δ2,563	Δ2,563
Disposal of treasury stock							1,062	1,132
Reversal of reserve for land revaluation					Δ6,181	Δ6,181		Δ6,181
Total amount of changes in the fiscal period (million yen)	—	Δ92	Δ12	—	2,454	2,349	Δ1,500	6,385
Balance (March 31, 2007) (million yen)	2,650	22	171	32,600	8,808	44,252	Δ5,366	116,238

	Valuation, Translation Adjustments and Others				Total net worth
	Net unrealized holding gain on securities	Deferred hedge profits	Reserve for land revaluation	Total Valuation, Translation Adjustments and Others	
Balance (March 31, 2006) (million yen)	4,549	—	Δ4,638	Δ86	109,766
Amount of changes in the fiscal period					
Issue of new stock					5,467
Liquidation of extraordinary disposal					—
Liquidation of asset reduction reserve					—
Dividends					Δ3,677
Interim dividends					Δ1,852
Bonuses to directors and statutory auditors					Δ142
Net income in the fiscal period					14,203
Purchase of treasury stock					Δ2,563
Disposal of treasury stock					1,132
Reversal of reserve for land revaluation					Δ6,181
Net amount of changes in the fiscal period other than shareholders' equity	Δ18	Δ1,341	6,181	4,820	4,820
Total amount of changes in the fiscal period (million yen)	Δ18	Δ1,341	6,181	4,820	11,206
Balance(March 31,2007) (million yen)	4,530	Δ1,341	1,545	4,734	120,972

(4) Important accounting policies

Previous interim non-consolidated fiscal year (April 1, 2006 to September 30, 2006)	Current interim non-consolidated fiscal year (April 1, 2007 to September 30, 2007)	Previous full non-consolidated fiscal year (April 1, 2006 to March 31, 2007)
1 Assets valuation standard and methodology (1) negotiable security ①Shares in subsidiaries and affiliated companies are stated at cost determined by the moving-average method. ②Other investments in securities Securities with determinable market value Stated at market value as of the last day of the interim period. Unrealized holding gains (losses) are stated in the Shareholders' Equity portion of the balance sheets. The cost of securities sold is determined based on the moving-average method Non-marketable available-for-sale securities Stated at cost determined by the moving-average method. ③Liabilities arising as a result of derivatives trades valuation standard and methodology Stated at market value (2) Inventories valuation standard and methodology ①Merchandise, Finished goods, Work-in-process Stated at cost using the average method ②Raw materials Stated at cost using the moving average method ③Supplies Stated at cost using the last purchase price method	1 Assets valuation standard and methodology (1) negotiable security ①Shares in subsidiaries and affiliated companies are stated at cost determined by the moving-average method. ②Other investments in securities Securities with determinable market value Stated at market value as of the last day of the interim period. Unrealized holding gains (losses) are stated in the Shareholders' Equity portion of the balance sheets. The cost of securities sold is determined based on the moving-average method Non-marketable available-for-sale securities Stated at cost determined by the moving-average method. ③Liabilities arising as a result of derivatives trades valuation standard and methodology Unchanged (2) Inventories valuation standard and methodology Unchanged	1 Assets valuation standard and methodology (1) negotiable security ①Shares in subsidiaries and affiliated companies are stated at cost determined by the moving-average method. ②Other investments in securities Securities with determinable market value Stated at market value as of the last day of the interim period. Unrealized holding gains (losses) are stated in the Shareholders' Equity portion of the balance sheets. The cost of securities sold is determined based on the moving-average method Non-marketable available-for-sale securities Stated at cost determined by the moving-average method. ③Liabilities arising as a result of derivatives trades valuation standard and methodology Unchanged (2) Inventories valuation standard and methodology Unchanged

Previous interim non-consolidated fiscal year (April 1, 2006 to September 30, 2006)	Current interim non-consolidated fiscal year (April 1, 2007 to September 30, 2007)	Previous full non-consolidated fiscal year (April 1, 2006 to March 31, 2007)
2 Depreciation (1) Property, Plant and equipment Declining balance method Building acquired after April 1, 1998 (excluding fittings) are stated using the straight line method. The ranges of useful lives are Buildings and structures: 8 to 50 years Machinery, equipment and vehicles: 2 to 17 years	2 Depreciation (1) Property, Plant and equipment Declining balance method Building acquired after April 1, 1998 (excluding fittings) are stated using the straight line method. The ranges of useful lives are Buildings and structures: 8 to 50 years Machinery, equipment and vehicles: 2 to 17 years (Changes in accounting) We have changed our depreciation procedure based on an amendment in corporation tax law (partial amendment in income tax law No6.dated March 30,2007and partial amendment in income tax law enforcement order No.83 dated March 30 2007) for the tangible assets acquired on and after April 1,2007. The impact of the change is to reduce consolidated gross profit by 54 million yen, and operating income, ordinary income, and net income before taxes by 60 million yen. (Additional information) As for tangible assets acquired on and before March 31, 2007 are equally depreciated over 5 years from the year after tangible assets are thoroughly depreciated to the limits of depreciable amount. The impact of the change is to reduce gross profit by 101 million yen, and operating income, ordinary income, and net income before taxes by 104 million yen.	2 Depreciation (1) Property, Plant and equipment Declining balance method Building acquired after April 1, 1998 (excluding fittings) are stated using the straight line method. The ranges of useful lives are Buildings and structures: 8 to 50 years Machinery, equipment and vehicles: 2 to 17 years
(2) Intangible fixed assets Straight line method However , goodwill are calculated by the straight line method over 5 years, software for sale is calculated by the forecast sales period (three years),and software for in-house use is calculated by the period of potential usage (five years)	(2) Intangible fixed assets Unchanged	(2) Intangible fixed assets Unchanged
3 Standard for inclusion of reserves (1) Allowance for doubtful receivables The Company bases its provisioning for future bad debts on actual default ratios. Specific doubtful receivables considered to be non-recoverable are provisioned against individually. (2) Provision for product warranties The company recorded provision for product warranty based on ratio of actual payment against sales in the past in preparance for its payment for a period of charge-free warranty on products.	3 Standard for inclusion of reserves (1) Allowance for doubtful receivables Unchanged (2) Provision for product warranties Unchanged (3) Allowance for bonuses to officers The company recorded allowance for bonuses to officers based on an estimated payment amount inpreparance for its payment.	3 Standard for inclusion of reserves (1) Allowance for doubtful receivables Unchanged (2) Provision for product warranties Unchanged (3) Allowance for bonuses to officers The company recorded allowance for bonuses to officers based on an estimated payment amount inpreparance for its payment.
4 Method of accounting for major lease transactions Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries are accounted for as normal operating leases in the case of domestic subsidiaries. Leases at overseas consolidated subsidiaries are accounted for as normal transactions.	4 Method of accounting for major lease transactions Unchanged	4 Method of accounting for major lease transactions Unchanged

5 Hedge accounting	5 Hedge accounting	5 Hedge accounting
①Hedge accounting Deferred hedge accounting.	①Hedge accounting Unchanged.	①Hedge accounting Unchanged.
②Items to be hedged, and methodology Hedge methodology Foreign exchange hedges Items hedged Foreign currency-denominated transactions	②Items to be hedged, and methodology Unchanged	②Items to be hedged, and methodology Unchanged
③Hedging policy... In response to risk-hedging needs related to foreign exchange rates and interest rates for customers, the Company and its consolidated subsidiaries use derivative transactions for hedging risk with the aim of appropriate market risk management.	③Hedging policy... Unchanged	③Hedging policy... Unchanged
④Assessing effectiveness The effectiveness of a cash flow hedge is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument..	④Assessing effectiveness Unchanged	④Assessing effectiveness Unchanged
6 Other significant issues Consumption tax Sales are included net of consumption tax.	6 Other significant issues Consumption tax Unchanged.	6 Other significant issues Consumption tax Unchanged.

(5) Change in Accounting

Previous interim non-consolidated fiscal year (April 1, 2006 to September 30, 2006)	Current interim non-consolidated fiscal year (April 1, 2007 to September 30, 2007)	Previous full non-consolidated fiscal year (April 1, 2006 to March 31, 2007)
(Provision for product warranties) Repair cost of manufactured goods under charge-free guarantee had been recording as expense traditionally when we make payment. But from the current fiscal year, this method is changed to posting accrued warranty cost based on ratio of defrayment against sales of the past. This change is to improve "periodic accounting of profit and loss" by matching repair cost of change-free guarantee and income at the time of delivery because the importance of management of this cost is increasing. 16 million yen of the provision of the reserve for current fiscal accounting year is posted as general administrative and selling expenses and 369 million yen of the past fiscal year is posted as extraordinary charge with this change. Compared to traditional standard, "operating profit" and "current profits" decrease 16 million yen and "income before income taxes diminish 385 million yen.	(Provision for product warranties) —	(Provision for product warranties) Repair cost of manufactured goods under charge-free guarantee had been recording as expense traditionally when we make payment. But from the current fiscal year, this method is changed to posting accrued warranty cost based on ratio of defrayment Against sales of the past. This change is to improve "periodic accounting of profit and loss" by matching repair cost of change-free guarantee and income at the time of delivery because the importance of management of this cost is increasing. 369 million yen of the past fiscal year is posted as extraordinary charge with this change. Compared to tradlional standard, "income before income taxes and others" diminish 369 million yen.
(Accounting standards regarding indication of net assets of balance sheet) "Accounting standards regarding indication of net assets of balance sheet" (Administration of financial accounting standards 9th DEC.2005 financial accounting standards Article 5) and "Application guideline of accounting standards regarding indication of net assets of balance sheet" (Administration of financial accounting standards 9th DEC. 2005 application guideline of financial accounting standards Article 8) apply to accounting standards from current interim fiscal year. There is no impact to profit and loss by this application. Meanwhile, amount of the equivalent of traditional "equity section" is 109,562million yen. Financial statement of current interim fiscal year is made by rule of revised interim financial statement.	(Accounting standards regarding indication of net assets of balance sheet) —	(Accounting standards regarding indication of net assets of balance sheet) "Accounting standards regarding indication of net assets of balance sheet" (Administration of financial accounting standards 9th DEC.2005 financial accounting standards Article 5) and "Application guideline of accounting standards regarding indication of net assets of balance sheet" (Administration of financial accounting standards 9th DEC. 2005 application guideline of financial accounting standards Article 8) apply to accounting standards from current fiscal year. There is no impact to profit and loss by this application. Meanwhile, amount of the equivalent of traditional "equity section" is 122,314million yen. Financial statement of current fiscal year is made by rule of revised financial statement.

Previous interim non-consolidated fiscal year (April 1, 2006 to September 30, 2006)	Current interim non-consolidated fiscal year (April 1, 2007 to September 30, 2007)	Previous full non-consolidated fiscal year (April 1, 2006 to March 31, 2007)
		(Change in accounting for officer bonus) From the current fiscal year, the Company has adopted the accounting standards related to officer bonus published by the Accounting Standards Board of Japan (29 November 2005). The impact of the change is to reduce operating income, ordinary income, and net income before taxes by 158 million yen.

(6) Notes

(Statement of balance sheet)

Previous interim non-consolidated fiscal year (April 1, 2006 to September 30, 2006)	Current interim non-consolidated fiscal year (April 1, 2007 to September 30, 2007)	Previous fullnon- consolidated fiscal year (April 1, 2006 to March 31, 2007)
※1 Cumulative depreciation of property, plant and equipment 62,378 million yen	※1 Cumulative depreciation of property, plant and equipment 64,110 million yen	※1 Cumulative depreciation of property, plant and equipment 64,224 million yen
2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatsuki and 363 others) 2,425 million yen	2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatsuki and 384 others) 2,446 million yen	2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatsuki and 389 others) 2,458 million yen
—	※3 Notes receivable which had come a due date are accounted with clearing day. Because the current interim fiscal year last day was a holiday of a financial institution, notes receivable which had come a due date in the end of a term are included in the closing balance as follows. Notes receivable 75 million yen	※3 Notes receivable which had come a due date are accounted with clearing day. Because the current fiscal year last day was a holiday of a financial institution, Notes receivable which had come a due date in the end of a term are included in the closing balance as follows. Notes receivable 117 million yen
4 The Company has signed commitment line agreements with threebanks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the term is as follows: Commitment ceiling 11,000 million yen Borrowed — Balance 11,000 million yen	4 The Company has signed commitment line agreements with threebanks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the term is as follows: Commitment ceiling 30,000 million yen Borrowed — Balance 30,000 million yen	4 The Company has signed commitment line agreements with threebanks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the term is as follows: Commitment ceiling 30,000 million yen Borrowed — Balance 30,000 million yen

(Statement of income)

Previous interim non-consolidated fiscal year (April 1, 2006 to September 30, 2006)	Current interim non-consolidated fiscal year (April 1, 2007 to September 30, 2007)	Previous full non-consolidated fiscal year (April 1, 2006 to March 31, 2007)
1 Depreciation Property, plant and equipment 1,634 million yen Intangible fixed assets 469 million yen	1 Depreciation Property, plant and equipment 2,044 million yen Intangible fixed assets 577 million yen	1 Depreciation Property, plant and equipment 3,606 million yen Intangible fixed assets 993 million yen
※2 Gain on sale of fixed assets (breakdown) Buildings 0 million yen Machinery and equipment 0 million yen Other(Structures) 0 million yen Other(Furniture and equipment) 0 million yen Total 0 million yen	※2 Gain on sale of fixed assets (breakdown) Machinery and equipment 19 million yen Other(Vehicles) 3 million yen Other(Furniture and equipment) 0 million yen Other(Software) 0 million yen Total 23 million yen	※2 Gain on sale of fixed assets (breakdown) Buildings 0 million yen Machinery and equipment 3 million yen Other(Structures) 0 million yen Other(Furniture and equipment) 0 million yen Total 3 million yen
※3 Loss on sale of fixed assets (breakdown) Buildings 53 million yen Machinery and equipment 1 million yen Land 38 million yen Other(Structures) 2 million yen Other(Furniture and equipment) 1 million yen Total 96 million yen	※3 Loss on sale of fixed assets (breakdown) Machinery and equipment 11 million yen Land 207 million yen Total 218 million yen	※3 Loss on sale of fixed assets (breakdown) Buildings 137 million yen Machinery and equipment 1 million yen Land 38 million yen Other(Structures) 2 million yen Other(Furniture and equipment) 1 million yen Total 182 million yen
※4 Loss on disposal of fixed assets (breakdown) Buildings 0 million yen Machinery and equipment 12 million yen Other(Vehicles) 0 million yen Other(Furniture and equipment) 5 million yen Other(Software) 44 million yen Total 62 million yen	※4 Loss on disposal of fixed assets (breakdown) Buildings 108 million yen Machinery and equipment 38 million yen Other(Structures) 11 million yen Other(Vehicles) 0 million yen Other(Furniture and equipment) 90 million yen Other(Software) 1 million yen Total 249 million yen	※4 Loss on disposal of fixed assets (breakdown) Buildings 8 million yen Machinery and equipment 19 million yen Other(Structures) 0 million yen Other(Vehicles) 0 million yen Other(Furniture and equipment) 7 million yen Other(Software) 44 million yen Total 80 million yen

Previous interim non-consolidated fiscal year (April 1, 2006 to September 30, 2006)	Current interim non-consolidated fiscal year (April 1, 2007 to September 30, 2007)	Previous full non-consolidated fiscal year (April 1, 2006 to March 31, 2007)
※5 Impairment losses	—	※5 Impairment losses

Previous interim non-consolidated fiscal year (April 1, 2006 to September 30, 2006)

※5 Impairment losses

The Company recognized the following impairment losses

Use	Type	Location	Value (Million yen)
Sales Office 30 places	Building	Kohoku,Yokohama Onojo,Fukuoka	1,283
	Land		2,018
Company house・Dormitory 4 places	Building	Hanamigawa, Chiba Nara,Nara Yamatokoriyama, Nara Sagamihara, Kanagawa	153
	Land		233
Idle 2places	Land	Ikoma, Nara Eniwa, Hokkaido	520
Total			4,209

(Background)

The Company used the land and the building as sales office and so on.

The decision of sell off these assets in the current half year, the company recognizes the impairment of their value. These assets has been sold off at September 27,2006.

(Grouping

Marketing and sales offices are deemed to be part of the Marketing HQ, and production facilities to be part of the Manufacturing HQ. Idle land for which no future use is planned is grouped according to the type of structure initially planned.

(Recoverable amounts in the calculation)

Recoverable amounts are measured at the assumed selling price.

Current interim non-consolidated fiscal year (April 1, 2007 to September 30, 2007)

—

Previous full non-consolidated fiscal year (April 1, 2006 to March 31, 2007)

※5 Impairment losses

The Company recognized the following impairment losses

Use	Type	Location	Value (Million yen)
Sales Office 30 places	Building	Kohoku, Yokohama Onojo,Fukuoka	1,283
	Land		2,018
Company house・Dormitory 4 places	Building	Hanamigawa, Chiba Nara,Nara Yamatokoriyama, Nara Sagamihara, Kanagawa	153
	Land		233
Idle 2places	Land	Ikoma, Nara Eniwa, Hokkaido	520
Total			4,209

(Background)

The Company used the land and the building use as sales office and so on.

The decision of sell off these assets in the current fiscal year, the company recognizes the impairment of their value. These assets has been sold off at September 27,2006.

(Grouping)

Marketing and sales offices are deemed to be part of the Marketing HQ, and production facilities to be part of the Manufacturing HQ. Idle land for which no future use is planned is grouped according to the type of structure initially planned.

(Recoverable amounts in the calculation)

Recoverable amounts are measured at the assumed selling price.

(Statement of changes in shareholders equity)

Previous interim non-consolidated fiscal year (April 1, 2006 to September 30, 2006)

Common stock of treasury

	End of previous non-consolidated Fiscal year	Increase	Decrease	End of current interim non-consolidated fiscal year
Common stock (share)	4,433,509	1,822	718,226	3,717,105

(Outline of reasons for changes)

Breakdown of increase

Increase by purchase of the stocks less than unit 1,822 shares

Breakdown of decrease

Exercise the new stock acquisition rights (stock options) 718,100 shares

Decrease by purchase increase claim of the stocks of less than unit 126 shares

Current interim non-consolidated fiscal year (April 1, 2007 to September 30, 2007)

Common stock of treasury

	End of previous non-consolidated fiscal year	Increase	Decrease	End of current interim Non-consolidated fiscal year
Common stock (share)	4,314,270	1,002,642	1,424,058	3,892,854

(Outline of reasons for changes)

Breakdown of increase

Increase by purchase of treasury stock (Resolution of Board of directors) 1,000,000 shares

Increase by purchase of the stocks less than unit 2,642 shares

Breakdown of decrease

Exercise the new stock acquisition rights (stock options) 1,424,000 shares

Decrease by purchase increase claim of the stocks of less than unit 58 shares

Previous fiscal year(April 1, 2006 to March 31, 2007)

Common stock of treasury

	End of previous non-consolidated fiscal year	Increase	Decrease	End of current non-consolidated fiscal year
Common stock (share)	4,433,509	1,005,408	1,124,647	4,314,270

(Outline of reasons for changes)

Breakdown of increase

Increase by purchase of treasury stock (Resolution of Board of directors) 1,000,000 shares

Increase by purchase of the stocks less than unit 5,408 shares

Breakdown of decrease

Exercise the new stock acquisition rights (stock options) 1,124,500 shares

Decrease by purchase increase claim of the stocks of less than unit 147 shares

(Lease accounting)

Previous interim non-consolidated fiscal year (April 1,2006 to September 30,2006)

(Debtor)
1 Finance lease business except that approved to transfer posession of leased object to debtor
①Acquisition cost equivalent of lease object and accumulate depreciation and the balance of the end of interim term.

	Acquisition cost equivalent (million yen)	Accumulate depreciation (million yen)	The balance of the end of interim term (million yen)
Machinery, equipment	6,801	1,915	4,885
Vehicles	27	13	14
Property, plant and equipment	111	46	65
Total	6,940	1,975	4,964

(Note)
Acquisition cost equivalent was used to be shown by method of including interest paid due to the standard of importance, but increased importance led the change to show by fundamental method from this interim consolidated fiscal year..
The following is in case of using the method of including interest paid.

	Acquisition cost equivalent (million yen)	Accumulate depreciation (million yen)	The balance of the end of interim term (million yen)
Machinery, equipment	7,229	1,995	5,234
Vehicles	37	17	19
Property, plant and equipment	116	48	68
Total	7,382	2,060	5,322

Current interim non-consolidated fiscal year (April 1, 2007 to September 30, 2007)

(Debtor)
1 Finance lease business except that approved to transfer posession of leased object to debtor
①Acquisition cost equivalent of lease object and accumulate depreciation and the balance of the end of interim term.

	Acquisition cost equivalent (million yen)	Accumulate depreciation (million yen)	The balance of the end of interim term (million yen)
Machinery, equipment	8,975	3,289	5,685
Vehicles	47	12	35
Property, plant and equipment	252	69	182
Total	9,275	3,371	5,903

Previous full non-consolidated fiscal year (April 1, 2006 to March 31, 2007)

(Debtor)
1 Finance lease business except that approved to transfer posession of leased object to debtor
①Acquisition cost equivalent of lease object and accumulate depreciation and the balance of the end of interim term.

	Acquisition cost equivalent (million yen)	Accumulate depreciation (million yen)	The balance of the end of term (million yen)
Machinery, equipment	8,358	2,567	5,791
Vehicles	27	15	11
Property, plant and equipment	130	40	90
Total	8,516	2,623	5,893

(Note)
Acquisition cost equivalent was used to be shown by method of including interest paid due to the standard of importance, but increased importance led the change to show by fundamental method from this consolidated fiscal year.
The following is in case of using the method of including interest paid.

	Acquisition cost equivalent (million yen)	Accumulate depreciation (million yen)	The balance of the end of term (million yen)
Machinery, equipment	8,895	2,686	6,209
Vehicles	37	21	15
Property, plant and equipment	156	62	94
Total	9,088	2,769	6,319

Previous interim non-consolidated fiscal year (April 1, 2006 to September 30, 2006)	Current interim non-consolidated fiscal year (April 1, 2007 to September 30, 2007)	Previous full non-consolidated fiscal year (April 1, 2006 to March 31, 2007)
②The equivalent to the balance of remaining lease changes at the end of the term price Less than one year 1,128 million yen More than one year 3,876 million yen Total 5,004 million yen (Note) The equivalent to the balance of remaining lease used to indicate by the payment interest method due to the consequence of its criterion, however, it had changed to the principle method from this accounting period. The table which indicates by the previous method (the payment interest method) is as follows. Less than one year 1,233 million yen More than one year 4,088 million yen Total 5,322 million yen	②The equivalent to the balance of remaining lease changes at the end of the term price Less than one year 1,405 million yen More than one year 4,574 million yen Total 5,980 million yen	②The equivalent to the balance of remaining lease changes at the end of the term price Less than one year 1,372 million yen More than one year 4,575 million yen Total 5,948 million yen (Note) The equivalent to the balance of remaining lease used to indicate by the payment interest method due to the consequence of its criterion, however, it had changed to the principle method from this accounting period. The table which indicates by the previous method (the payment interest method) is as follows. Less than one year 1,501 million yen More than one year 4,818 million yen Total 6,319 million yen
③Equivalent of lease payments and dereciation Lease payments 461 million yen Depreciation equivalent 436 million yen The amount of payment interest equivalency 36 million yen	③Equivalent of lease payments and depreciation Lease payments 797 million yen Depreciation equivalent 746 million yen The amount of payment interest equivalency 72 million yen	③Equivalent of lease payments and depreciation Lease payments 1,167 million yen Depreciation equivalent 1,105 million yen The amount of payment interest equivalency 127 million yen
④Calculation of depreciation equivalent Calculated on the straight line method, using the lease period as the useful life of the leased item and the residual price of the item.	④Calculation of depreciation equivalent Unchanged	④Calculation of depreciation equivalent Unchanged
⑤Calculation method of the amount of interest equivalency The balance of the amount of the lease charges and the acquisition cost equivalency of the leased property is considered as the amount of interest equivalency. The distribution method to each period had calucutated by the interest method.	⑤Calculation method of the amount of interest equivalency Unchanged	⑤Calculation method of the amount of interest equivalency Unchanged
2 Operating leases Remaining lease payments Less than one year 774 million yen More than one year 8,522 million yen Total 9,297 million yen	2 Operating leases Remaining lease payments Less than one year 762 million yen More than one year 8,377 million yen Total 9,139 million yen	2 Operating leases Remaining lease payments Less than one year 755 million yen More than one year 8,146 million yen Total 8,901 million yen

(Marketable securities)

End of previous interim non-consolidated fiscal year (September 30, 2006)
And
End of current interim non-consolidated fiscal year (September 30, 2007)
And
End of previous full non-consolidated fiscal year (March 31, 2007)

Not detailed, due to the absence of stocks in subsidiaries or affiliated companies with market value.

(Information per share)

Previous interim non-consolidated fiscal year (April 1, 2006 to September 30, 2006)	Current interim non-consolidated fiscal year (April 1, 2007 to September 30, 2007)	Previous full non-consolidated fiscal year (April 1, 2006 to March 31, 2007)
Net assets per share 1,175.12 yen Interim net income per share net income 46.87 yen Interim diluted net income per share 44.48 yen (Additional information) From the Previous accounting period, the Company has adopted the accounting standards related to Net income per share Net income after revision published by the Accounting Standards Board of Japan (31 Januray 2006) and the accounting standards related to Net income per share Net income published by the Accounting Standards Board of Japan (31 Januray 2006) In addition, I calculate it by Previous accounting period, and a similar method, and, as for Net assets per share of the current consolidated fiscal year,it is 1,182.55yen.	Net assets per share 1,272.32 yen Interim net income per share net income 71.93 yen Interim Diluted net income per share 69.63 yen ―――	Net assets per share 1,259.45 yen Net income per share net income 153.26 yen Diluted net income per share 145.67 yen (Additional information) From the current consolidated fiscal year、the Company has adopted the accounting standards related to Net income per share Net income after revision published by the Accounting Standards Board of Japan (31 Januray 2006) and the accounting standards related to Net income per share Net income published by the Accounting Standards Board of Japan (31 Januray 2006) In addition, I calculate it by the Previous consolidated fiscal year, and a similar method, and, as for Net assets per share of the current consolidated fiscal year,it is 1,273.42yen.

(Note) The basics in calculation of interim net income per share net income and interim diluted net income per share are as follows

	Previous interim non-consolidated fiscal year (April 1, 2006 to September 30, 2006)	Current interim non-consolidated fiscal year (April 1, 2007 to September 30, 2007)	Previous full non-consolidated fiscal year (April 1, 2006 to March 31, 2007)
Net income per share			
Net income (million yen)	4,293	6,955	14,203
The amount of not belong to shareholders (million yen)	—	—	—
Net income of shares (million yen)	4,293	6,955	14,203
Average number of shares in issue (thousand shares)	91,610	96,688	92,675
Diluted net income per share			
Net income adjustment (million yen)	—	—	—
The number of increase of shares (thousand shares) (New stock option)	4,927 (4,927)	3,205 (3,205)	4,831 (4,831)
Breif of residual securities non include calculation of interim diluted net income per share because it doesn't have rarefaction effect.	—	Share warrant with one as stock options (The number of share warrant is 11,390)	—

(Inportant late-started matter)

None.

Changes in Director

(1) Change in Representative Director

None

(2) Other changes (planned for January 1, 2008)

Charge duty change

Senior Executive Managing Director	Hiramoto Kazuyuki	(Currently) Sales & Marketing HQ Executive Officer (New) Sales & Marketing HQ Executive Officer ,Managing Director Engineering HQ
Senior Executive Managing Director	Koji Okura	(Currently) Managing Director Engineering HQ Executive Officer (New) President of Mori Seiki USA (residence in USA)
Managing Director	Fujishima Makoto	(Currently) Information technology HQ Executive Officer (New) Science Charge, Management of DTL(residence in USA)
Director	Hamabe Yasunori	(Currently) President of Mori seiki GMBH(residence in Germany) (New) Quality HQ Executive Officer
Director	Kobi Takahiro	(Currently) Quality HQ Executive Officer (New) President of Mori seiki GMBH(residence in Germany)


END